EXCLUSIVE SUBLICENSE AGREEMENT

UNeMed Corporation
and
Telomolecular Corp.

Effective January 16, 2006

Exclusive Sublicense Agreement

Table of Contents                  Page No.

Signature Pages ... .
Appendix A - Patent Rights ... ..17
Appendix B - Business Plan ... ..18

EXCLUSIVE SUBLICENSE AGREEMENT

This Exclusive Sublicense Agreement, effective January 16, 2006 ("Effective Date"), is made between UNeMed Corporation ("UNeMed") and Telomolecular Corp. ("Licensee").

WHEREAS, the University of Nebraska Medical Center ("UNMC") desires to license and otherwise commercialize certain technology resulting from the research of its faculty; and WHEREAS, UNeMed is a biomedical technology development company charged with and having authority to assist UNMC in the licensing and commercial development of its technology; and

WHEREAS, Telomolecular Corp. is desirous of licensing certain UNMC technology with the intent of furthering its commercial development.

NOW THEREFORE, in consideration of the mutual promises and covenants set forth below, the parties hereto agree as follows:

ARTICLE I DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

1.1 Affiliate: Any company, corporation or business in which Licensee owns or controls at least fifty percent (50%) of the voting stock or other ownership. Unless otherwise specified, the term Licensee includes Affiliates.

1.2 Reserved.

1.3 Field: Development, manufacture or sale of any products which link the chromosomal telomeres to offset, reduce or reverse age-related diseases.

1.4 UNeMed: UNeMed Corporation, a Nebraska for-profit corporation having offices at 986099 Nebraska Medical Center, Omaha, Nebraska 68198-6099 USA.

1.5 Licensed Processes: The processes covered by Patent Rights.

1.6 Licensed Products: Products covered by Patent Rights or products made or services provided in accordance with or by means of Licensed Processes.

1.7 Licensee: Telomolecular Corp., having offices at 8037 Orange Avenue, Fair Oaks, California 95628 USA.

1.8 Net Sales: The amount billed, invoiced or received (whichever occurs first) for sales, leases or other transfers of Licensed Products, less: (a) customary trade, quantity or cash discounts and non-affiliated brokers' or agents' commissions actually allowed and taken; (b) amounts repaid or credited by reason of rejection or return; (c) to the extent separately stated on purchase orders, invoices or other documents of sale, taxes levied on and/or other governmental charges made as to production, sale, transportation, delivery or use and paid by or on behalf of Licensee or sublicensees; and (d) reasonable charges for delivery or transportation provided by third parties, if separately stated. Net Sales also includes the fair market value of any non-cash consideration received by Licensee or sublicensees for the sale, lease or transfer of Licensed Products.

1.9 Non-Commercial Research Purposes: Use of Patent Rights for academic research or other not-for-profit scholarly purposes which are undertaken at a non-profit or governmental institution that does not use the Patent Rights in the production or manufacture of products for sale or the performance of services for a fee.

1.10 Sublicense Income: All royalty or other income derived from Net Sales of a Sublicensee, sublicense issue fees, maintenance fees, milestone payments and similar payments made by sublicensees to Licensee on account of sublicenses granted pursuant to this Agreement, whether in the form of cash or other non-cash consideration.

1.11 Patent Rights: United States Patent Application, Docket No. 63206 and PCT No. 63206, as described on Appendix A, the inventions claimed therein, divisionals and continuations and to the extent they are owned or controlled by Institution, any and all foreign patents and patent applications corresponding thereto, all as limited by the Field.

1.12 Territory: Worldwide.

1.13 The terms "Public Law 96-517" and "Public Law 98-620" include all amendments to those statutes.

1.14 The terms "sold" and "sell" include, without limitation, leases and other transfers and similar transactions.

1.15 Institution: University of Nebraska Medical Center, 668 S. 41st Street, Omaha, Nebraska 68105, USA.

2 ARTICLE II REPRESENTATIONS

2.1 Institution is owner by assignment from inventor(s) of their entire right, title and interest in the Patent Rights and in the inventions claimed.

2.2 UNeMed has the authority from Institution to issue licenses under the Patent Rights.

2.3 UNeMed is committed to the policy that ideas or creative works produced at Institution should be used for the greatest possible public benefit and believes that every reasonable incentive should be provided for the prompt introduction of such ideas into public use, all in a manner consistent with the public interest.

2.4 Licensee is prepared and intends to diligently develop the invention and to bring products to market, which are subject to this Agreement.

2.5 Licensee is desirous of obtaining an exclusive license in the Territory in order to practice the above-referenced invention covered by Patent Rights in the United States and in certain foreign countries and to manufacture or have manufactured, use and sell in the commercial market the products made in accordance therewith and UNeMed is desirous of granting such a license to Licensee in accordance with the terms of this Agreement.

ARTICLE III GRANT OF RIGHTS

3.1 UNeMed hereby grants to Licensee and Licensee accepts, subject to the terms and conditions hereof, in the Territory and within the Field, an exclusive commercial license under Patent Rights, to make and have made, to use and have used, to sell and have sold the Licensed Products and to practice the Licensed Processes, for the life of the Patent Rights. Such license shall include the right to grant sublicenses, subject to UNeMed's approval, which approval shall not be unreasonably withheld. In order to provide Licensee with commercial exclusivity for so long as the license under Patent Rights remains exclusive, UNeMed agrees that it will not grant licenses under Patent Rights to others except as required by Institution's obligations in paragraph 3.2(a) or as permitted in paragraph 3.2(b).

3.2 The granting and exercise of this license is subject to the following conditions:

(a) United States Public Law 96-517, United States Public Law 98-620 and Institution's obligations under agreements with other sponsors of research. Any right granted in this Agreement greater than those permitted by the above shall be subject to modification as might be required for Institution to conform.

(b) UNeMed, on behalf of Institution, reserves the right to make and use and grant to others non-exclusive licenses to make and use for Non-Commercial Research Purposes the subject matter described and claimed in Patent Rights.

(c) Licensee shall use diligent efforts to effect introduction of the Licensed Products into the commercial market as soon as practicable, consistent with sound and reasonable business practice and judgment; thereafter, until the expiration of this Agreement, Licensee shall endeavor to keep Licensed Products reasonably available to the public. Diligent efforts to introduce Licensed Products into the commercial market will be defined/monitored by Licensee meeting the milestones outlined below.

(d) UNeMed may either terminate this Agreement or modify this Agreement to make the License granted non-exclusive if Licensee fails to achieve the following milestones: (i) the closing of financing providing a minimum of $3,000,000 to Licensee no later than March 31, 2007; (ii) within one year following the closing of the financing described in (i) above: A. the development of a liposome or nanoparticle drug; B. the demonstration of telomolerization in a living mouse; and C. the formulation of a cosmetic skin application.

(e) UNeMed shall have the right to terminate this Agreement if Licensee shall fail, within 45 days of the described event, to do any of the following: (i) pay UNeMed a non-refundable fee of $20,000 upon execution of this Agreement. (ii) issue a stock certificate to UNeMed equal to 9% of the total amount of equity of Licensee outstanding prior to the proposed financing described in (ii) below, provided that UNeMed shall be entitled to the same antidilution provisions, if any, of the founders of Licensee. (iii) pay UNeMed a fee equal to 1% of the financing proceeds described in (d)(i) above, assuming a minimum of $3,000,000 is raised; (iv) pay UNeMed $100,000 if the milestones described in (d)(ii) above are met; (v) pay UNeMed $135,000 upon the filing of an IND with the United States Food and Drug Administration; and (vi) pay UNeMed $250,000 upon the receipt of an NDA from the United States Food and Drug Administration.

(f) At any time after three years from the Effective Date of this Agreement, UNeMed may terminate or render the license granted under this Agreement non- exclusive if, in UNeMed's reasonable judgment, the Progress Reports do not demonstrate the Licensee: (i) has directly or through a sublicense developed and is selling a Licensed Product; or (ii) is engaged in research, development, manufacturing, marketing or sublicensing activity reasonably intended to complete and sell a Licensed Product.

(g) In all sublicenses granted by Licensee hereunder, Licensee shall include a requirement that the sublicensee use its best efforts to bring the subject matter of the sublicense into commercial use as quickly as is reasonably possible. Licensee shall further provide in such sublicenses that such sublicenses are subject and subordinate to the terms and conditions of this Agreement, except: (i) the sublicensee may not further sublicense except to an Affiliate; and (ii) the rate of royalty on Net Sales paid by the sublicensee to the Licensee and copies of all sublicense agreements shall be provided promptly to UNeMed.

(h) During the period of exclusivity of this Agreement, and if required by law, Licensee will cause the Product to be produced in the United States. 3.3 All rights reserved to the United States Government and others under Public Law 96-517 and Public Law 98-620 shall remain and shall in no way be affected by this Agreement.

ARTICLE IV ROYALTIES

4.1 Licensee shall pay to UNeMed a non-refundable license royalty fee equal to five percent (5%) of Net Sales by Licensee and sublicensees of cosmeceutical Licensed Products, and four percent (4%) with respect to all other Licensed Products.

4.2 (a) Licensee shall pay to UNeMed 30% of all Sublicense Income. (b) If the license pursuant to this Agreement is converted to a non-exclusive one and if other non-exclusive licenses in the same field and territory are granted, the above royalties shall not exceed the royalty rate to be paid by other licensees in the same field and territory during the term of the non-exclusive license. (c) On sales between Licensee and its Affiliates or sublicensees for resale, the royalty shall be paid on the Net Sales of the Affiliate or sublicensee.

ARTICLE V REPORTING

5.1 Licensee has provided to UNeMed a written business plan containing projections of sales, proposed marketing efforts and the plan for achieving the milestones in Article III. A copy of the Business Plan is included in Appendix B of this Agreement.

5.2 No later than 60 days after June 30 of each calendar year, Licensee shall provide to UNeMed a written annual Progress Report describing progress on research and development, regulatory approvals, manufacturing, sublicensing, marketing and sales during the most recent 12-month period ending June 30 and plans for the forthcoming year. Licensee shall explain the reasons for the difference and propose a modified plan for UNeMed's review.

5.3 Licensee shall report to UNeMed the date of first sale of Licensed Products (or results of Licensed Processes) in each country within 60 days of occurrence.

5.4 (a) Licensee shall submit to UNeMed within 60 days after each calendar half-year ending June 30 and December 31, a Royalty Report setting forth for such half-year at least the following information: (i) the number of Licensed Products sold by Licensee, its Affiliates and sublicensees in each country; (ii) total billings for such Licensed Products; (iii) an accounting for all Licensed Processes used or sold; (iv) deductions applicable to determine the Net Sales thereof, (v) the amount of Non-Royalty Sublicense Income received by Licensee; (vi) the particular claims of United States Patents and/or applications comprising the Patent Rights to which the royalties due pertain; and (vii) the amount of royalty due thereon or, if no royalties are due to UNeMed for any reporting period, the statement that no royalties are due.

Such report shall be certified as correct by an officer of Licensee and shall include a detailed listing of all deductions from royalties. (b) Licensee shall pay to UNeMed with each such Royalty Report the amount of royalty due with respect to such half year. Licensee shall specify which Patent Rights are utilized for each Licensed Product and Licensed Process included in the Royalty Report. (c) All payments due hereunder shall be deemed received when funds are credited to UNeMed's bank account and shall be payable by check or wire transfer in United States dollars. Conversion of foreign currency to United States dollars shall be made at the conversion rate existing in the United States (as reported in the New York Times or the Wall Street Journal) on the last working day of each royalty period. No transfer, exchange, collection or other charges shall be deducted from such payments. (d) All such reports shall be maintained in confidence by UNeMed except as required by law; however, UNeMed may include in its usual reports annual amounts of royalties paid. (e) Late payments shall be subject to a charge of one and one-half percent (1.5%) per month.

5.5 In the event of acquisition, merger, change of corporate name or change of make-up organization or identity, Licensee shall notify UNeMed in writing within 30 days of such event.

ARTICLE VI RECORD KEEPING

6.1 Licensee shall keep, and shall require its Affiliates and sublicensees to keep, accurate records (together with supporting documentation) of Licensed Products made, used or sold under this Agreement, appropriate to determine the amount of royalties due to UNeMed hereunder. Such records shall be retained for at least three years following the end of the reporting period to which they relate. They shall be available during normal business hours for examination by an accountant selected by UNeMed, for the sole purpose of verifying reports and payments hereunder. In conducting examinations pursuant to this paragraph, UNeMed's accountant shall have access to all records, which UNeMed reasonably believes to be relevant to the calculation of royalties under Article IV.

6.2 UNeMed's accountant shall not disclose to UNeMed any information other than information relating to the accuracy of reports and payments made hereunder.

6.3 Such examination by UNeMed's accountant shall be at UNeMed's expense, except that if such examination shows an underreporting or underpayment in excess of five percent (5%) for any 12-month period, then Licensee shall pay the cost of such examination as well as any additional sum that would have been payable to UNeMed had the Licensee reported correctly, plus interest on said sum at the rate of one and one-half percent (1.5%) per month.

ARTICLE VII DOMESTIC AND FOREIGN PATENT FILING AND MAINTENANCE

7.1 Licensee shall reimburse UNeMed for all reasonable expenses UNeMed incurs for the preparation, filing, prosecution and maintenance of Patent Rights upon receipt of invoices from UNeMed or Institution. Late payment of these invoices shall be subject to interest charges of 1.5% per month. UNeMed or Institution shall, in its sole discretion, be responsible for the preparation, filing, prosecution and maintenance of any and all patent applications and patents included in Patent Rights. UNeMed or Institution shall consult with Licensee as to the preparation, filing, prosecution and maintenance of such patent applications and patents and shall furnish to Licensee copies of documents relevant to any such preparation, filing, prosecution or maintenance.

7.2 UNeMed, Institution and Licensee shall cooperate fully in the preparation, filing, prosecution and maintenance of Patent Rights and of all patents and patent applications licensed to Licensee hereunder, executing all papers and instruments or requiring members of UNeMed to execute such papers and instruments so as to enable UNeMed or Institution to apply for, to prosecute and to maintain patent applications and patents in Institution's name in any country. Each party shall provide to the other prompt notice as to all matters which come to its attention and which may affect the preparation, filing, prosecution or maintenance of any such patent applications or patents. In particular, Licensee must immediately notify UNeMed if Licensee or any Affiliate or sublicensee (or optionee) does not qualify as a "small entity" as provided by the United States Patent and Trademark Office.

7.3 Licensee may elect to surrender its Patent Rights in any country upon 60 days' written notice to UNeMed. Such notice shall not relieve Licensee from responsibility to reimburse UNeMed for patent-related expenses incurred prior to the expiration of the 60day notice period, or such longer period as specified in Licensee's notice.

ARTICLE VIII INFRINGEMENT

8.1 With respect to any Patent Rights that are exclusively licensed to Licensee pursuant to this Agreement, Licensee shall have the right to prosecute in its own name and at its own expense any infringement of such patent, so long as such license is exclusive at the time of the commencement of such action. UNeMed agrees to notify Licensee promptly of each infringement of such patents of which UNeMed is or becomes aware. Before Licensee commences an action with respect to any infringement of such patents, Licensee shall give careful consideration to the views of UNeMed and to potential effects on the public interest in making its decision whether or not to sue.

8.2 (a) If Licensee elects to commence an action as described above, UNeMed and/or Institution may, to the extent permitted by law, elect to join as a party in that action. Regardless of whether UNeMed and/or Institution elects to join as a party, UNeMed and/or Institution shall cooperate fully with Licensee in connection with any such action. (b) If UNeMed and/or Institution elects to join as a party pursuant to (a) above, the joining parties shall jointly control the action with Licensee. (c) Licensee shall reimburse UNeMed and/or Institution for any costs incurred, including reasonable attorneys' fees, as part of an action brought by Licensee, irrespective of whether UNeMed and/or Institution becomes a co-plaintiff.

8.3 If Licensee elects to commence an action as described above, Licensee may deduct from its royalty payments to UNeMed with respect to the patent(s) subject to suit an amount not exceeding 50% of Licensee's expenses and costs of such action, including reasonable attorneys' fees; provided, however, that such reduction shall not exceed 50% of the total royalty due to UNeMed with respect to the patents subject to suit for each calendar year. If such 50% of Licensee's expenses and costs exceeds the amount of royalties deducted by Licensee for any calendar year, Licensee may to that extent reduce the royalties due to UNeMed from Licensee in succeeding calendar years, but never by more than 50% of the total royalty due in any one year with respect to the patents subject to suit.

8.4 No settlement, consent judgment or other voluntary final disposition of the suit may be entered into without the prior written consent of UNeMed, which consent shall not be unreasonably withheld.

8.5 Recoveries or reimbursements from actions commenced pursuant to this Article shall first be applied to reimburse Licensee for litigation costs not paid from royalties, and UNeMed and/or Institution for litigation costs paid by them and then to reimburse UNeMed for royalties deducted by Licensee pursuant to paragraph 8.3. Licensee and UNeMed shall then share any remaining recoveries or reimbursements equally.

8.6 If Licensee elects not to exercise its right to prosecute an infringement of the Patent Rights pursuant to this Article, UNeMed and/or Institution may do so at their own expense, controlling such action and retaining all recoveries there from. Licensee shall cooperate fully with UNeMed and/or Institution in connection with any such action.

8.7 Without limiting the generality of paragraph 8.6, UNeMed may, at its election and by notice to Licensee, establish a time limit of 60 days for Licensee to decide whether to prosecute any infringement of which UNeMed is or becomes aware. If, by the end of such 60-day period, Licensee has not commenced such an action, UNeMed and/or Institution may prosecute such an infringement at their own expense, controlling such action and retaining all recoveries there from. With respect to any such infringement action prosecuted by UNeMed and/or Institution in good faith, Licensee shall pay over to UNeMed any payments (whether or not designated as "royalties") made by the alleged infringer to Licensee under any existing or future sublicense authorizing Licensed Products, up to the amount of UNeMed's and/or Institution's unreimbursed litigation expenses (including, but not limited to, reasonable attorneys' fees).

8.8 If a declaratory judgment action is brought naming Licensee as a defendant and alleging invalidity of any of the Patent Rights, UNeMed and/or Institution may elect to take over the sole defense of the action at its own expense. Licensee shall cooperate fully with UNeMed and/or Institution in connection with any such action.

ARTICLE IX TERMINATION OF AGREEMENT

9.1 This Agreement, unless terminated as provided herein, shall remain in effect until the last patent or patent application in Patent Rights has expired or been abandoned.

9.2 UNeMed may terminate this Agreement as follows:

(a) If Licensee does not make a payment due hereunder and fails to cure such non-payment (including the payment of interest in accordance with paragraph 5.4(e)) within forty-five (45) days after the date of notice in writing of such non-payment by UNeMed.

(b) If Licensee defaults in its obligations under paragraphs 10.4(c) and 10.4(d) to procure and maintain insurance.

(c) If, at any time after three years from the date of this Agreement, UNeMed determines that the Agreement should be terminated pursuant to paragraph 3.2(f).

(d) If during the term of this Agreement, Licensee makes or attempts to make an assignment for the benefit of creditors, or if proceedings in voluntary or involuntary bankruptcy or insolvency are instituted on behalf of or against Licensee, or if a receiver or trustee is appointed for the property of Licensee, this Agreement shall automatically terminate. Licensee shall notify UNeMed of any such event mentioned in this paragraph as soon as reasonably practicable, and in any event within five (5) days after any such event.

(e) If an examination by UNeMed's accountant pursuant to Article VI shows an underreporting or underpayment by Licensee in excess of 20% for any 12-month period. {OM524397.3} 1 0

(f) If Licensee is convicted of a felony relating to the manufacture, use.or sale of Licensed Products.

(g) Except as provided in subparagraphs (a), (b), (c), (d), (e) and (f) above, if Licensee defaults in the performance of any obligations under this Agreement and the default has not been remedied within ninety (90) days after the date of notice in writing of such default by UNeMed.

9.3 Licensee shall provide, in all sublicenses granted by it under this Agreement, that Licensee's interest in such sublicenses shall at UNeMed's option terminate or be assigned to UNeMed upon termination of this Agreement.

9.4 Licensee may terminate this Agreement by giving ninety (90) days advance written notice of termination to UNeMed. Upon termination, Licensee shall submit a final Royalty Report to UNeMed and any royalty payments and unreimbursed patent expenses invoiced by UNeMed shall become immediately payable.

9.5 Paragraphs 6.1, 6.2, 6.3, 7.1, 8.5, 9.4, 9.5, 9.6, 10.2, 10.4, 10.5, 10.8 and 10.9 of this Agreement shall survive termination.

ARTICLE X GENERAL

10.1 UNeMed does not warrant the validity of the Patent Rights licensed hereunder and makes no representations whatsoever with regard to the scope of the licensed Patent Rights or that such Patent Rights may be exploited by Licensee, an Affiliate or sublicensee without infringing other patents.

10.2 UNEMED EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED OR EXPRESS WARRANTIES AND MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE PATENT RIGHTS OR INFORMATION SUPPLIED BY UNEMED, LICENSED PROCESSES OR LICENSED PRODUCTS CONTEMPLATED BY THIS AGREEMENT.

10.3 Reserved.

10.4 (a) Licensee shall indemnify, defend and hold harmless UNeMed and Institution, its regents, current or former directors, governing board members, trustees, officers, faculty, medical and professional staff, employees, students and agents and their respective successors, heirs and assigns (collectively, the "Indemnitees"), from and against any claim, proceeding, demand, liability, cost, expense, damage, deficiency, loss or obligation of any kind or nature (including, without limitation, reasonable attorney's fees and other costs and expenses of litigation) (collectively "Claims"), based upon, arising out of the transfer, production, manufacture, sale, use, lease, consumption or advertisement of products, processes or materials licensed by this Agreement or any other liabilities or obligations otherwise relating to this Agreement, including without limitation any cause of action relating to product liability concerning any product, process or service made, used or sold pursuant to any right or license granted under this Agreement.

(b) Licensee shall, at its own expense, provide attorneys reasonably acceptable to UNeMed to defend against any actions brought or filed against any Indemnitee hereunder with respect to the subject of indemnity contained herein, whether or not such actions are rightfully brought.

(c) Beginning at the time any such product, process or service is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by Licensee or by a sublicensee, Affiliate or agent of Licensee, Licensee shall, at its sole cost and expense, procure and maintain commercial general liability insurance in amounts not less than $2,000,000 per incident and $2,000,000 annual aggregate and naming the Indemnitees as additional insureds. During clinical trials of any such product, process or service, Licensee shall, at its sole cost and expense, procure and maintain commercial general liability insurance in such equal or lesser amount as UNeMed shall require, naming the Indemnitees as additional insureds. Such commercial general liability insurance shall provide (i) product liability coverage and (ii) broad form contractual liability coverage for Licensee's indemnification under this Agreement. If Licensee elects to self-insure all or part of the limits described above (including deductibles or retentions which are in excess of $250,000 annual aggregate) such self-insurance program must be acceptable to UNeMed in its sole discretion. The minimum amounts of insurance coverage required shall not be construed to create a limit of Licensee's liability with respect to its indemnification under this Agreement.

(d) Licensee shall provide UNeMed with written evidence of such insurance upon request of UNeMed. Licensee shall provide UNeMed with written notice at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance; if Licensee does not obtain replacement insurance providing comparable coverage within such fifteen (15)-day period, UNeMed shall have the right to terminate this Agreement effective at the end of such fifteen (15)-day period without notice or any additional waiting periods.

(e) Licensee shall maintain such commercial general liability insurance beyond the expiration or termination of this Agreement during: (i) the period that any product, process or service, relating to or developed pursuant to, this Agreement is being commercially distributed or sold by Licensee or by a sublicensee, Affiliate or agent of Licensee; and (ii) a reasonable period after the period referred to in (e)(i) above.

10.5 Licensee shall not use the name or insignia of UNeMed or Institution or any adaptation of them or the name of any of inventors in any advertising, promotional or sales literature without the prior written approval of UNeMed.

10.6 Licensee may not assign this Agreement without the prior written consent of UNeMed and shall not pledge any of the license rights granted in this Agreement as security for any creditor. Any attempted pledge of any rights under this Agreement or assignment of this Agreement without the prior consent of UNeMed will be void from the beginning. No assignment by Licensee will be effective until the intended assignee agrees in writing to accept all of the terms and conditions of this Agreement and such writing is provided to UNeMed. Notwithstanding, Licensee may, without UNeMed's consent, assign its rights under this Agreement to a purchaser of all or substantially all of Licensee's business relating to the subject matter of this Agreement, so long as such assignee provides a statement in writing to UNeMed that it agrees to accept all the terms and conditions of this Agreement in the place of Licensee.

10.7 The interpretation and application of the provisions of this Agreement shall be governed by the laws of the State of Nebraska.

10.8 Licensee shall comply with all applicable laws and regulations. In particular, it is understood and acknowledged that the transfer of certain commodities and technical data is subject to United States laws and regulations controlling the export of such commodities and technical data, including all Export Administration Regulations of the United States Department of Commerce. These laws and regulations among other things, prohibit or require a license for the export of certain types of technical data to certain specified countries. Licensee hereby agrees and gives written assurance that it will comply with all United States laws and regulations controlling the export of commodities and technical data, that it will be solely responsible for any violation of such by Licensee, its Affiliates or sublicensees and that it will defend and hold UNeMed and Institution harmless in the event of any legal action of any nature occasioned by such violation.

10.9 Licensee agrees (i) to obtain all regulatory approvals required for the manufacture and sale of Licensed Products and Licensed Processes and (ii) to utilize appropriate patent marking on such Licensed Products. Licensee also agrees to register or record this Agreement as is required by law or regulation in any country where the license is in effect.

10.10 Any notices to be given hereunder shall be sufficient if signed by the party (or the party's attorney) giving it and either: (a) delivered in person; or (b) mailed certified mail return receipt requested; or {OM524397.3 } 13 (c) faxed to other party if the sender has evidence of successful transmission and if the sender promptly sends the original by ordinary mail, in any event to the following addresses:

If to Licensee:
Telomolecular Corp.
Matthew A. Sarad, Chief Executive Officer 8037 Orange Avenue
Fair Oaks, California 95628 USA Telephone (916) 410-8681
Fax (213) 947-1215

If to UNeMed:
UNeMed Corporation
986099 Nebraska Medical Center
Omaha, Nebraska 69198-6099 USA Telephone (402) 559-2468
Fax (402) 559-2182

By such notice either party may change their address for future notices. Notices delivered in person shall be deemed given on the date delivered. Notices sent by fax shall be deemed given on the date faxed. Notices mailed shall be deemed given on the date postmarked on the envelope.

10.11 Should a court of competent jurisdiction later hold any provision of this Agreement to be invalid, illegal or unenforceable and such holding is not reversed on appeal, it shall be considered severed from this Agreement. All other provisions, rights and obligations shall continue without regard to the severed provision, provided that the remaining provisions of this Agreement are in accordance with the intention of the parties.

10.12 In the event of any controversy or claim arising out of or relating to any provision of this Agreement or the breach thereof, the parties shall try to settle such conflict amicably between themselves. Subject to the limitation stated in the final sentence of this section, any such conflict that the parties are unable to resolve promptly shall be settled through arbitration conducted in accordance with the rules of the American Arbitration Association. The demand for arbitration shall be filed within a reasonable time after the controversy or claim has arisen and in no event after the date upon which institution of legal proceedings based on such controversy or claim would be barred by the applicable statute of limitation. Such arbitration shall be held in Omaha, Nebraska. The award through arbitration shall be final and binding. Either party may enter any such award in a Nebraska court having jurisdiction or may make application to such court for judicial acceptance of the award and an order of enforcement, as the case may be. Notwithstanding the foregoing, either party may, without recourse to arbitration, assert {OM524397.3} 14 against the other party a third-party claim or cross-claim in any action brought by a third party, to which the subject matter of this Agreement may be relevant.

10.13 This Agreement constitutes the entire understanding between the parties and neither party shall be obligated by any condition or representation other than those expressly stated or as may be subsequently agreed to by the parties in writing.

Signature Page to Exclusive Sublicense Agreement

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

UNEMED CORPORATION
By: Thomas L. McDonald
President
Date January 16, 2006

TELOMOLECULAR CORP
Matthew A. Sarad . By:
Chief Executive Officer Date
January 16, 2006

Appendix A Patent Rights

(1) UNMC Docket Number: 63206PCT
International Serial Number: PCT/US2005/045010
Filing Date: December 12, 2005
Title: Sustained-Release Nanoparticle Compositions and Methods for Using the Same (2) UNMC Docket Number: 63206
USPTO Serial Number: 11/018,456
Filing Date: December 21, 2004
Title: Sustained-Release Nanoparticle Compositions and Methods for Using the Same

Appendix B Business Plan

Telomolecular Document:
Confidential Business Plan
Author: Matthew A. Sarad
11/28/05

Table of Contents

1. Introduction (SUMMARY) ... ..3
a. About the Project
b. Background
c. Applications
d. About the Corporation

2. Management ... ..6

3. The Market ... ...8
a. Size and Description of Marketing
b. Industry Analysis
c. Target Demographic
d. Examination of Products
e. Pricing
f. Sales
g. Analysis of Feasibility Study

4. Competition ... ..21
a. Overview
b. Competitors
c. Competitive Business Advantages, Patents, and Intellectual Property
d. Market Share

5. Operating Procedures ... .25
a. Operational Structure
b. Parent Structure
c. Management Structure
d. Operating Budget
e. Liquidating Shares
f. Risk Management

6. Financial Data ... ..29
a. Overview
b. Use of Funds
c. Sustainability
d. Capitalization
e. Dilution
f. Goals
g. Break Even Analysis
h. Proforma Projections
  i.7 Year Summary
   ii. Balance Sheet - First Three Years
  iii. Assumptions Upon Which Projections Are Based
i . Debts and Obligations

7. (Exhibit A) Supporting Documents a. Glossary

1.0 Introduction

Telomolecular Corp., a biotech startup established in Sacramento, California in August of 2005, was organized with the purpose of engineering a new class of drugs that deliver large-molecule proteins important in the treatment of aging and age-related disease across human cell membranes. The Corporation intends to finance research and development, and commercialize products, through its strong financial backing and industry partners.

1.1 About the Project

By combining new large-molecule delivery technologies with new protein discoveries it may be possible to lengthen chromosomal telomeres in therapeutic ways. Successful therapies based on this tactic may significantly offset, and potentially reverse, many devastating age-related diseases and perhaps address many of the symptoms and signs we recognize as human aging. Telomeres cap the ends of chromosomal DNA and consist of repeated sequences of the chemicals Thymine, Adenine, and Guanine. They are longest at conception and become shorter each time a cell divides. This shortening eventually becomes critical and leads to cellular senescence and cell death as important sequences of DNA become exposed. Cell function such as protein production, repair, and signaling, decline as telomeres shorten. In general, aging cells become progressively less able to form and maintain tissue. This dysfunction plays a key role in a variety of ageassociated diseases such as macular degeneration, arteriosclerosis, atherosclerosis, osteoporosis, skin atrophy, Progeria and others. It can also be seen in symptoms we often label as human aging, such as wrinkled and deteriorating skin and the decline of vital organs.

1.2 Background

Dr. Harley and colleagues at Geron, Dr. Woodring Wright, Dr. Jerry Shay, and colleagues at Southwestern Medical Center discovered in 1998, as reported in Science magazine, that human cells can be immortalized in a petri dish by repairing their degraded telomeres with the key catalytic enzyme telomerase reverse transcriptase (TERT). Treated cells, even if genetically old, begin to divide vigorously and exhibit the characteristics and protein production of "young" cells. Scientists at more than 800 universities and institutions have now repaired degraded chromosomal telomeres in vitro by introducing the catalytic enzyme telomerase reverse transcriptase (TERT) and or through the delivery of genes that cause TERT expression. The effect of telomerase in various cell types has been studied. Dr. Shay and Dr. Wright found that adding the gene that encodes human telomerase reverse transcriptase (TERT) into telomerase-negative human retina and foreskin cells caused the expression of telomerase. Telomeres elongated, and the cells divided vigorously and did not express a cell marker for senescence (beta galactosidase). Furthermore, the cells showed an increased number of cell divisions and a limitless life span, compared to cells that were not treated with telomerase, whose telomeres shortened with each division, leading to senescence. Another important observation was that the introduction of telomerase into the cells and their continuous rapid division and longer life span did not make them cancerous. They remained with a young appearance and normal number of chromosomes.

These experiments used cells important in human disease and aging--retinal pigment epithelium, fibroblasts, and vascular endothelium. Slowed metabolism of retinal epithelium can cause age- related macular degeneration. Fibroblasts in aging skin make less collagen and elastin and more collagenase, causing wrinkles. And overgrowth of the endothelium that forms capillaries and lines blood vessel interiors contributes to atherosclerosis. The results of adding telomerase to these cells were striking--the cells regained their proliferative and reparative potential, ignoring Hayflick's limits.

Subsequent experiments by other groups further established the role telomeres play in organismal aging. In an experiment conducted by Geron Corp. and published in November of 2000 in the Journal of Experimental Cell Research scientists modified aging human skin cells to express TERT, from these cells they developed skin grafts, which were then transplanted into mice. The results showed that TERT restored normal function to the aged cells: their ability to divide increased exponentially and the pattern of gene expression changed. The transplanted skin remained young throughout the lifespan of the mouse while the mouse's native cells aged.

According to Geron's Chief Executive Officer Thomas Okarma, Ph.D., M.D., "Demonstrating that telomerase restores a youthful function to aging human cells in an animal model supports our belief that this technology can be developed for regenerative medicine." http://www.rense.com/general5/immort.htm

In 2004, UCLA scientists showed that the protein telomerase prevents the premature aging of immune cells that fight HIV, enabling the cells to divide indefinitely and prolong their defense against infection. Published Nov. 15 of 2004 in the Journal of Immunology, the research suggests a future therapy for boosting the weakened immune systems of HIV-positive people.

In another important study, in April of 2000, Advanced Cell Technologies cloned 6 cows starting with cells engineered in the lab to have extended telomeres that were much longer than normal. The now mature cows have telomeres significantly longer than regular cows of the same age. As the cows aged their cells looked far younger than expected. When the cloned cow's cells were put in a lab dish, they divided more than 90 times before dying (50% more than normal cells), as reported in Science magazine. Presently the cows have much younger cells and appear considerably younger than other cows of the same age. In a Year 2000 article written in Science magazine Dr. Lanza MD, Ph.D of Advanced Cell Technologies indicated that they expect animals cloned with this technique to live up to 50% longer.

*** Note: By shortening embryonic telomeres in the laboratory, animals can be made to age faster, while lengthening them has been shown to increase lifespan.

Anecdotal evidence for the role of telomeres can be seen in certain age related diseases such as Progeria which causes children to become old at a young age. They are born with shortened telomeres. Likewise, it has been substantiated that famous "Dolly the Sheep" grew old quickly because she was cloned from adult cells that already had "short" telomeres.

1.3 Applications

It is known that TERT extends telomeres. This understanding suggests a putative potential to treat destructive presently untreatable age-related diseases. The barrier to practical in vivo applications of this understanding has been the difficulty of delivering large and complex molecules across otherwise impermeable cell membranes to the trillions of cells that makeup a living human. TERT is a very large molecule and cannot be sensibly delivered by traditional vectors such as viral based carriers and or liposome technologies. In order to overcome this barrier, Telomolecular intends to directly deliver telomerase reverse transcriptase (TERT) into cells by utilizing novel new delivery technologies such as protein transduction domains and or nanoparticles. Successful drug formulations based on the intracellular introduction of TERT might make possible the treatment of specific diseases and more generalized anti-aging therapies. Cell targeting technologies serve as a way to create very defined drugs, while synergistic proteins might be used to enhance effect and treat trauma related disorders. These proteins include but are not limited to catalase, Ku, superoxide dismutase, glutathione, and others.

1.4 About the Corporation

The Corporation is lead by a group of financiers and biotech corporations who operate laboratories in Europe and the United States. These laboratories maintain expert scientists in the field of anti-aging. There are intact marketing and distribution arms of the company. Management intends to focus on the acquisition of patents and technologies that are potentially useful in treating specific diseases in targeted ways. A less stated but obvious goal is addressing (generically) fundamental human aging. Early financing will come in the form of commitments from our managers and board of directors--and subsequently through private placements.

Telomolecular holds great promise as an IPO and it is the intention of our management to take Telomolecular public early on. The benefit of this approach is that: (1) existing shareholders and industry partners are rewarded with earlier profit taking opportunities and (2) it infuses more significant levels of capital into the company with which to expand R&D and commercialization efforts. The underlying value of Telomolecular intellectual properties would be tremendous and, in the opinion of management, constitutes a basis for strong speculative trading that would push upward an early stock price. Our managers are experienced in conducting successful public offerings and believe a liquid market capitalization of $60,000,000 is reasonable on the OTCBB stock exchange within 18 months -- at a later time the company might be transitioned to the NASDAQ at the $350,000,000 mark, based primarily on an R&D status. This should result in an asset that can be liquidated by shareholders or held for growth purposes.

The following web references talk in greater detail about telomeres and aging.

1. http://www.rockefeller.edu/-pubinfo/delange033802. nr.php
2. http://www.swmed.edu/home pages/cellbio/shayTAQ.2000.htm
3. http://irweb.swmed.edu/newspub/newsdetl.asp?story id=318
4. http://www.agingresearch.org/liidng longer/spring 03/telomeres.cfm
5. http://www.geron.com/showpage.asp?code=prodeabaaging.
6. http://www.findarticles.com/p/articles/mi_m1511/is 6 20/ai_55926776
7. hitp://www.antiaging-systems.com/extract/telomeres.htm
8. http://www.rense.com/general5/immort.htm
9. http://www.lef.org/magazine/mag2002/oct2002 report telo 01.html
10. http://lef org/magazine/mag98/feb98 interview.html
11. http://www.sciencewatch.com/mayjune2000/sw may-june2000 ag eg 8.htm
12. http://www.dukenews duke.edu/news/newsrelease97d5.html?p=all&id=1666&catid=2%2C46
13 http://www.findarticles.com/p/articles/mi m1511/is 6 20/ai 55926776
14. http://www.findarti6les.com/p/articles/mi in-1571/is 5 15/ai 53744913
15. http://www.swmed.edu/homepages/cellbio/shay/FA0.2000.htm
16. http://anti-ageing.us/2004/11/telomerase-prevents-premature-aging-of.html
17. hitp://www.agingresearch.org/living?03/telomeres.cfm
18. http://www.hypeandhope.conVwt/page/index/it1109791438
19. http://www.geron.com/-pressview.asp?id=621
20. http://www.intelihealth.com/IH/ihtIH/WSIHW000/333/`7228/279350.ht nl
21. http://www.ncbi.nlm.nih.gov/entrez/query.fcgi?cmd=Retrieve&db=PubMed&list uids=10784448&dopt=Abstract

2.0 Management (Short bios)

Although the full management team will not be assembled until a sufficient number of patents have been collected, the present team consists of capable experts including; experienced technology financiers and the heads of a number of well-staffed biotech firms.

Matthew A. Sarad Chief Executive Officer

Mr. Sarad is the Chief Executive Officer of 504 Bank, an investment company based in Sacramento, California. He co-founded and financed Telomolecular's primary competitor in late 2003. At the request of key financiers, Mr. Sarad launched Telomolecular as a competitive entity with a public rather than private focus. Mr. Sarad specializes in venture capital. His company maintains a close nexus with other important financial institutions, venture capital firms, and high net worth private investors. He is experienced in the development of important startup enterprises. From 1994 to 2000 he worked as a consultant to Fortune 500 companies and State agencies at KPMG and has been a principal or executive in a variety of successful technology companies.

Jerry McRoberts Chief Strategist

Mr. McRoberts has been responsible for the finance and startup of a variety of successful public Corporations. He has been a primary engineer to many successful public offerings on the OTCBB and other markets. Most recently, his group took Ascentia Biotech public on the OTCBB and generated excellent liquidity for investors. Ascentia's focus is solutions through research and discovery. The Corporation is developing and commercializing new pharmaceutical and biomedical products for application in a number of areas, including treatment for asthma, arthritis, and cancer. Initially, a majority of these products will be secured through direct purchase or through licensing. As the Company grows and evolves, more products will be developed internally. Ascentia is focused on therapies for cancer and diseases of inflammation.

Henry Val Director

Mr. Val serves as Chief Executive Officer of New Life Scientific. New Life Scientific is a public biotech firm that focuses on commercializing emerging biotechnologies. The Corporation seeks to joint venture with organizations whose research has the potential to greatly advance medical science, as well as benefit mankind. Their group focuses largely on reversive medicine-the renovation of an aging organism using stem cells. New Life has facilities and a dedicated CRO for conducting paid studies and FDA trials. The Company finds and develops new commercially viable treatments and maintains a prestigious collection of international scientists.

Sheree A. Friedman Chief Financial Officer

Ms. Friedman is a principal partner at Lucrative Capital, a North Carolina based venture capital firm. Ms Friedman specializes in capitalizing private placements and has experience across a variety of sectors and industries including biotechnology. She maintains alliances with important financial institutions worldwide and has been responsible for securing financing for dozens of sophisticated private ventures representing hundreds of millions of dollars in capitalization. As a managing partner of Lucrative Capital, Ms. Friedman networks in particularly high-networth investment circles. She has been integral in first round raises for groundbreaking technology startups, biotech companies and entertainment projects.

Kim Sanders Ph.D. President of Planning

Kim Sanders has 25 years of experience in business planning, product management, vendor/partnership management, business development with major financial services and marketing organizations. Ms. Sanders headed the Product Management and Marketing Divisions at Bank One Insurance Group. Under her supervision the department contributed $450 million to the company's bottom line. She held other executive positions in PNC Bank, Devon Direct Advertising, MNBA, Clement Communications, Beneficial Corporation, and Colonial Penn Group.

J. Brian Allred Vice President of Finance

Mr. Allred is the Vice President of Finance. He has extensive experience representing projects to Investment banks, Venture Capital and investors. Currently as Pres. of Finance for 504 Bank, he is engaged in the corporate development and capital procurement stages of many promising young companies. He consults on an array of projects that require structural work or diversification in order to receive proper attention from viable investors, VC or institutional players. Mr. Allred has served in executive capacities for a variety of important financial institutions.

Legal Counsel Underhill Associates

Mr. Rob Underhill has served as an attorney for 23 years. He cofounded the multi-billion dollar Internet Company MP3.com. He is an expert in technology, copyright, security, international issues, and high-level business planning. Prentice Hall, Que, and other major publishers in English, French, Spanish and Polish have published his written books on technology internationally.

  Served as a (pro-tem) Judge of San Diego Superior court for 15 years.
  Professor of Law, Thomas Jefferson School of Law, San Diego, California.
  Member of State Bar of California since 1980.
  Foreign division headed by Attorney Prathish Prabhakaran, LLB, LLM.
  He serves as legal counsel or provides services to known corporations and celebrities.

Accountant Brooksite Financial

Brooksite Financial is a financial management and consulting firm based in New York, New York. Brooksite helps companies structure for growth by delineating business objectives, planning sales & marketing strategies, operations and financial requirements. They advise on management or operations, ranging from organization design and development to the implementation of financial controls.

Scientists

The primary body of our science will be conducted through sponsored research at confidential medical center. There are more than 50 that work under the employment of management.

Board of Directors

The board of directors is under formation. In addition to representatives from 504 Bank, Lucrative Capital, Confidential Company, Confidential Company, New Life Scientific, and key investors, we intend to approach existing biotech firms in the industry to contribute expertise.

3.0 The Market

Telomolecular's primary product focus includes: (1) products for the treatment of age related diseases known to be caused by critical telomere shortening, (2) products for the general treatment of human aging and, (3) the delivery of ancillary molecules such as catalase, SOD, and glutathione for specific therapeutic reasons.

In vitro applications of telomere therapy are already in use. Researchers at the University of Tennessee-Memphis are using telomerase to grow artificial corneas from real cornea cells. Telomerase allows these cells to replicate far beyond their inherent replication limits, something they couldn't do in nature because their telomeres become too short. A Dutch pharmaceutical company is growing telomerized skin grafts for burn victims, while Geron Corp. is growing whole organs and tissues in the lab to replace dysfunctional and diseased organs and tissues. As a first application, Telomolecular plans the development of an (probably topical) antiaging product for the skin and hair follicles. Telomerized skin cells have been shown to produce high levels of elastin and collagen, which improve elasticity and sheen. Management expects the fibroblasts and tissue that comprise skin to regain full elasticity in the presence of active telomerase. The principal reason to consider cosmetic applications is that they might be produced and released in a short time frame while the corporation works with the FDA on the release of more regulated pharmaceuticals.

(3.1) SIZE AND DESCRIPTION OF THE MARKET

The broad market that Telomolecular competes in is considered the "global cosmetics market", the global "pharmaceuticals market" and possibly the global "natural food supplements" market. Specific market applications take the form of treatments for agerelated diseases that are caused by critical telomere shortening and a wider market for the treatment of aging in generic ways. Synergistic and complimentary products are likely to be added to our patent and licensing portfolio.

A great number of diseases are known-to-be caused by critical telomere shortening, and in addition there are tremendous tested health benefits, such as the repair and restoration of the immune system, which has been qualifiedly demonstrated by UCLA scientists. The market for treating age-related disease is worth many billions of dollars and is comprised of specific lower risk applications in areas that appear to benefit from therapy, such as in the treatment of macular degeneration, arteriosclerosis, atherosclerosis, osteoporosis, skin atrophy, emphysema, cirrhosis, certain aspects of AIDS, Progeria, Werner's Syndrome and other diseases. To understand the economic scope of possible products, consider as a comparable the fungal infection Candida Albicans. This is a neglected affliction (and market) that most pharmaceutical companies don't think about. For years there was no safe and efficacious treatment for this fungal disease that affects millions of people around the world. Diflucan by Pfizer was developed to help this underserved market and now enjoys international sales of $3 billion per year. Age-related disease is a much larger market affecting more individuals, but similarly it is a neglected niche with high market share potentials.

As further evidence of market potential, our management presents the case of neovascular age-related macular degeneration (AMD), which is caused by critical telomere shortening. AMD is the leading cause of irreversible, severe loss of vision in people 50 and older. There are 15 million people in the United States living with some form of AMD, with more than 1.6 million experiencing the active blood vessel growth and blood vessel leakage associated with neovascular AMD. In addition to AND, 10 million to 15 million Americans have chronic obstructive pulmonary disease; another 20 million to 30 million go undiagnosed. 1.4 million patients require bypass surgery each year because of age related arteriosclerosis. Studies demonstrate that these afflictions are likely to be corrected with telomere therapy. Other age-related diseases may also be treated with telomere therapy. Recent studies demonstrate that though cancer benefits from telomerase it requires first a gross shortening of telomeres. Telomere therapy before cancer has developed could prevent it.

  http://www.brightsurf.com/news/iuly 03/AACR news 071403.php
  http://wired-vi,.wired.com/news/print/0%2C1294%2C59146%2COO.html

There is the prospect of reversing aging on a more fundamental level. If successful in developing more generalized products the average consumer will willingly allot a budget to pay for telomere therapy if it can keep them healthier and younger. There are reasons to believe that the delivery of secondary proteins such as catalase, superoxide dismutase, glutathione, Ku, and other proteins would have additional therapeutic effect for many diseases and disorders and that they may make people "healthier". In respect to cosmeceutical possibilities, the present worldwide market for cosmeceuticals is $250 billion dollars per annum. It is our assumption, confirmed by market specialists, that an effective skin-and-hair rejuvenation product could create a large world demand. Our management believes that most consumers would expand their yearly cosmetic allocations to purchase successful products that make them younger and that the overall size of the market will expand. The international market for pharmaceuticals is greater than $500 Billion with market growth of 1.7 % per annum. FDA approved pharmaceuticals characterize the most profitable market opportunity for the company. We believe that the relative size of the entire market can be expected to grow by up to 10% as a result of innovations in this field, and that many existing pharmaceutical products will become obsolete due to these innovations.

According to a report by the United States Senate Special Committee on Aging (September 10, 2001), the nutraceutical market in this country is a $27 billion industry. The world market may be understood to reflect close to $100 billion. Consumer statistics for the year 2000 indicates that 71 percent of all U.S. households had used a dietary supplement in the previous three months (Natural Sensibility Newsletter, May 2000). Beyond the broader markets described above, it is possible to define more specific markets according to the problem that telomere therapy might address. Many diseases are caused by critical telomere shortening. A therapy that effectively treats these diseases and is likely to enjoy strong demand in underserved consumer markets. The following chart reflects per annum revenue opportunities across a spectrum of age-related diseases. Telomere therapy will have the following applications Revenue Opportunity

Known applications - The following conditions are known to be treatable by telomere therapy

Arteriosclerosis $200,000,000
Progeria and Dyskeratosis Congenita $200,000
Decreased skin production of elastin and collagen $3,000,000,000
Macular Degeneration $750,000,000
Chronic Age Related Cirrohsis $500,000,000
Werner's Syndrome $300,000
Rejuvenation of immune system $500,000,000
Osteoporosis and Atherosclerosis $250,000,000
Skin Atrophy $100,000

Probable applications - The following conditions are considered probably treatable by telomere therapy
Wrinkles $2,000,000,000
Hair loss and coloration $500,000,000
Emphysema $100,000,000
Certain aspects of AIDS $15,000,000
Age related Kidney Failure $3,000,000

Speculated applications - The following conditions are speculated as treatable by telomere therapy
Reversal of aging $50,000,000,000
Rejuvenation of muscle and heart tissue $7,500,000,000
Some neurological rejuvenation $500,000,000
Cancer prevention $500,000,000

*** These numbers were derived by estimating the total number of individuals affected by the disease and comparing top grossing products used in the treatment of other types of diseases with similar numbers of affected patients.

(3.2) INDUSTRY ANALYSIS

The cosmetic industry sells 78.3% of its output to consumers, with the other 21.7% going to industries. Of the industry sectors, a large proportion of cosmetic sales are to hotels, the motion picture industry, and personal services.

Cosmetic sales currently account for 1.3 cents of every consumer dollar, which constitutes a growing worldwide market of near $250 billion. This compares to 0.82 cents spent on cosmeceuticals by U.S. consumers.

Growth rate is presently 4.7% and slowing from the peak of 6.2% as at the second quarter of 2004. Consumer expenditure in the sector is fairly inconsistent due to the discretionary nature of cosmeceuticals purchases. It is apparent that the cosmeceuticals industry is subject to relatively large cyclical swings for a consumer product. While not as volatile as (for example) the building industry, it does from time to time experience rapid slowdowns that will affect industry stability and cash flow.

Nutraceuticals occupy a middle ground between drugs on the one hand, and so-called functional foods on the other. It is true that nutraceutical sales overlap or cannibalize sales to the drug and functional foods segments. An estimated 10% of all nutraceutical sales (principally herbals) replace sales of therapeutic drugs as consumers attempt to selfmedicate themselves. Similarly, an estimated 5% of all nutraceutical sales (principally fitness/sports supplements) take the place of functional foods such as sports drinks. However, while they may overlap the drug and whole foods markets in certain segments, nutraceuticals are a distinct market in and of their self.

Historically, there has been some tendency to group nutraceuticals together with functional foods. A 1992 article defined nutraceuticals as "any substance that is a food or a part of a food and provides medical or health benefits, including the prevention and treatment of disease. Such products may range from isolated nutrients, dietary supplements and specific diets to genetically engineered designer foods, herbal products, and processed foods such as cereals, soups and beverages."

Today, the tendency is to treat nutraceuticals and functional foods as separate markets. While certain nutraceuticals (e.g., broccoli extract) are whole-food extracts, nutraceuticals and functional foods are essentially different types of products. Functional foods may contain nutraceuticals, but they are complete foods similar in form to other, conventional foods, with which they compete in the marketplace. Nutraceuticals are isolated and consumed in medicinal form.

Nutraceuticals are also subject to a different regulatory regime than functional foods in many countries and are distributed through distinct channels. As described above, the U.S. Dietary Supplement and Health Education Act of 1994 contains an explicit definition of dietary supplements, but there is no equivalent legal definition of functional foods in the United States. In the States, functional foods are treated the same as conventional foods from a regulatory standpoint. This does not mean that functional foods are not regulated in the United States, but they are regulated within a different framework than dietary supplements. According to IMS HEALTH's recently published Pharma Prognosis International, which forecasts pharmaceutical sales in the ten major markets of the world (USA, Japan, Germany, France, UK, Italy, Spain, Canada, Australia and Belgium), an innovationdriven USA will be the engine for growth in the global pharmaceutical market. As a result, the USA will increase its dominance of the global market, with its 53% share of the PPI region forecast to grow to over 60% in 2005.

According to PPI, "The bottom line is that the highly regulated and fragmented healthcare systems of Europe and Japan have failed to stimulate growth to the same extent as the deregulated US environment... greater price freedom for new products in Europe and Japan would be a significant boost for these markets and could provide some stimulus for R&D investment."

PPI forecasts that the US market will grow by almost 12% per annum a rate similar to the annual growth recorded between 1995 and 2000. No other developed market matches this growth. Of the major European markets, only Spain will approach double-digit growth during this period, while Japan is forecast to record just 2% annual growth.

(3.3) TARGET DEMOGRAPHIC

The traditional target demographic of the Cosmeceuticals industry includes primarily women between the ages of 14 and 45. We expect the Telomolecular market to expand upon this definition by appealing to both men and women between the ages of 20 and 85. Anyone who is worried about experiencing aging may desire to use the product.

The nutraceuticals market tends to include health conscious men and women of various financial statuses between the ages of 30 to 65. A nutraceutical treatment for aging can be expected to enjoy a similar but relatively broader target demographic.

In general, anyone suffering from aging or an age-related disease is a candidate for pharmaceutical treatments and falls within our target demographic, further there are known health benefits. Healthcare revenues are primarily driven by the demographics of aging. The percentage of the global population aged 40 to 75 is projected to double by 2020. An article in the March/April, 2003 issue of Health Affairs discusses U.S. health expenditures indicates that between 2002 and 2012 national health spending is projected to grow at an average annual rate of 7.3%, from $1.5 trillion to $3 trillion. From 14.1% of 2002 Gross Domestic Product (GDP), spending could grow to 17.7% of GDP over 10 years. Pharmaceuticals are a relatively small amount of total healthcare expenditures about 10%, but in the event of a product that treats aging, a significant portion of general healthcare revenues can be expected to shift towards new pharmaceutical segments.

Pharmaceuticals are projected be the fastest growing sector of healthcare expenditures, growing at an average rate of 11.1% per year. Outstanding growth continues after 2012, when the "baby-boom" generation will become eligible for Medicare. Clearly, healthcare, and in particular prescription drugs and medical devices, is a business that will be growing faster than GDP for some time.

(3.4) EXAMINATION OF PRODUCTS

3.4.1 Cosmeceuticals

Telomolecular Corp. plans to develop, test, and ready a rejuvenating skin cream for initial market and resale in the domestic United States and abroad. The skin cream will make cosmetic claims only (more youthful and healthier skin appearance) and represents the most immediate commercial profit opportunity for the company. There is evidence that the product will make a big impact on aged skin, resulting in a reduction of wrinkles and discoloration, and leading to improvements in elasticity, texture, and sheen. It is also likely to help restore the youthful, healthy appearance and color of hair. In experiments, old skin cells augmented with TERT express collagen and elastin like young cells. Tissue grown from these once old skin cells is perfectly young.

According to Dr. Harley in an article written by Discover Magazine in June of 1999, "You could try to deliver a telomerase activator in a cream," he suggests. "It would penetrate the skin, get into the cells, and keep them from aging." Generally, even in liposome-based cosmetics, the FDA does not interfere with the sale of products if it can be demonstrated that they meet those safety guidelines required in the industry. Many foreign markets are even more lenient. It is likely that there will be real markets for cosmeceutical products. Management anticipates a rejuvenating skin cream to be developed, tested and ready for initial marketing within 48 months of the start of development.

The production of a liposome or nanoparticle formulation that can be applied directly on the skin makes an in vivo product viable. Cosmetics production enjoys inherent marketplace advantages.

  In regulated markets approvals for "cosmetic claims only" are minimal and take months, not years.
  Cosmetics are easier to develop and administer than pharmaceuticals.
  Development costs for a first commercial product are lower (overall costs of US $3 million over a one year period).
  The technology is safe and readily available for effective delivery to the basal layer of the skin (liposome or nanoparticle technology).
  The world market for such an effective cosmetic product is in the many billions.
  Existing cosmetic surgery clinics, health and beauty spas and clinics, anti- aging clinics provide a rapid market entry vehicle through the franchising and licensing of "clinics" to be operated within existing clinics and spas who service and can be expected to expand their present clientele.
  Results of the cosmetics testing form the basis for further testing and an application for a DIN (drug identification number) for the product with medical claims. This process is generally faster for topical (skin) applications than for more invasive types of delivery.

"The term cosmeceutical refers to a skin treatment that provides added benefits beyond a simple cosmetic. Cosmeceuticals are not considered a medication and therefore not regulated by the FDA. " - Nicholas Perricone, M.D.

The process involved in reaching the marketplace includes:

  Binding a specialized form of TERT to a protein transduction domain or encapsulation in a nanoparticle formulation.
  Producing these new proteins together in sufficient quantities to conduct in vivo experiments.
  Understanding the safety and efficacy of the new product.
  Producing these new proteins in sufficient quantities, and at reasonable a cost, to formulate a topical skin cream appropriate for resale and distribution.

*** Results of the cosmeceuticals testing form the basis for further testing and an application for a DIN (drug identification number) for the product with medical claims.

3.4.2 Pharmaceuticals

Pharmaceutical applications that treat specific diseases or rejuvenate the body are primary long-term goals of the company. We expect such applications to transform the health industry and improve human health. New pharmaceutical drugs could be a multibillion dollar profit center.

The development of IV administered pharmaceuticals presents fewer hurdles than the production of oral applications. Both applications are based on the creation of a liposome or nanoparticle delivery mechanism and a denatured TERT analogue; however, IV administration of pharmaceuticals tends to have superior uptake and distribution potential. Oral applications, once developed, tend to be less expensive to administer and more popular to buy.

Initial drug targets include:
(1) Targeted therapy for macular degeneration
(2) Skin cream skin therapy
(3) Targeted therapy for arteriosclerosis
(4) Rehabilitation of damaged immune system
(5) Curative therapy for Progeria and Werner's Syndrome
(6) The use of ancillary proteins in treating damage to the organs and the brain
(7) General anti-aging pharmaceuticals

The combination of synergistic proteins such as catalase, superoxide dismutase, and Ku (ku86) (among other proteins) could help protect cells against oxidation and mutation without stimulating aggressive mitosis. These secondary proteins could be used for the treatment of specific diseases and disorders and represents an additional platform for the commercialization of technology.

The introduction of Ku may be of particular importance since it addresses a separate phenotype of telomere loss. The analysis of Ku86-deficient mice revealed that Ku86 deficiency results in telomeric fusions that are characterized by showing long TTAGGG segments at the fusion point. These fusions are not due to telomere shortening below a minimum length, but rather to the loss of the telomere capping structure. Interestingly, Ku86-deficient mice show premature aging phenotypes similar to late generation telomerase-deficient mice, supporting an essential role of Ku86 at the telomere.

The sale of pharmaceuticals in the United States requires FDA approval. Other major markets have similar regulatory bodies and approval requirements. It is likely, that the FDA study and application process could take many years. Therefore, we do not outline income from pharmaceuticals in our 7-year financial projections; however, the world demand for highly effective pharmaceutical products would be in the many billions of dollars. The process of applying for and receiving FDA drug approval is expensive and may require many millions of dollars in corporate expenditure.

If murine experiments prove successful we expect to file a New Drug Application with the FDA by 2007. Under FDA requirements, a sponsor must first submit data showing that the drug is reasonably safe for use in initial, small-scale clinical studies. This requires: (1) compiling existing non-clinical data from past in vitro laboratory or animal studies on the compound; (2) compiling data from previous clinical testing or marketing of the drug in the United States or another country whose population is relevant to the U.S. population; or (3) undertaking new preclinical studies designed to provide the evidence necessary to support the safety of administering the compound to humans.

During preclinical drug development, a sponsor must evaluate the drug's toxic and pharmacologic effects through in vitro and in vivo laboratory animal testing. Genotoxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body. At the preclinical stage, the FDA will generally ask, at a minimum, that sponsors: (1) develop a pharmacological profile of the drug; (2) determine the acute toxicity of the drug in at least two species of animals, and (3) conduct shortterm toxicity studies ranging from 2 weeks to 3 months, depending on the proposed duration of use of the substance in the proposed clinical studies.

Simultaneous to FDA trials we intend to begin studies and trials in Eastern Europe through IMGB. Eastern European markets can be accessed much faster and the data collected from actual distribution of the product can accelerate approval time in the U.S. Entry into these foreign markets is likely to greatly accelerate FDA approval in the United States.

In or around 2009, following a successful preclinical development program Telomolecular hopes to file an investigational new drug (IND) application and begin clinical trials in the following year on a macular degeneration drag.

By 2015, Telomolecular Corp. hopes to achieve approval for the sale of new pharmaceutical anti-aging drugs.

* * * If the efficacy of our nutraceuticals products is very high, the market for pharmaceuticals could be considerably lessened.

3.4.3 Nutraceuticals

Nutraceuticals include natural supplements that may be taken over the counter. Although a largely unregulated industry, there are rules and regulations in most countries as to what qualifies as a nutraceutical and the medical claims that can be made. The term "Nutraceutical" was coined by Stephen DeFelice in 1989 and is defined as: a food, dietary supplement, or medical food that has a medical or health benefit, including the prevention of treatment of disease. Since 1989, the Nutraceutical Industry has evolved into a market worth over $20 billion. It is expected that the industry will reach $38 Billion by 2007.

Nutraceuticals are essentially prophylactic or preventive, in contrast to drugs, which are active chemical substances used to treat an illness or symptoms of an illness. They represent a different approach to medicine, one based on nutrition and the health or wellness of the whole body, rather than treating the symptoms or effects of disease. While nutraceuticals may compete with or cannibalize the sales of certain types of drugs (particularly over-the-counter drugs), they form a distinct market.

In the US the FDA implemented new regulations in 2003 to require "current good manufacturing practices" (CGMP) in the industry to help reduce risks associated with adulterated or misbranded dietary supplement products. Microbial contamination is one of the issues addressed by the new FDA regulations.

We believe that it may be possible to produce an orally administered nutraceutical that will have significant impact on the overall youthfulness and health of the human body. However, the development of nutraceuticals bares special risks and uncertainties. Unlike cosmeceuticals and pharmaceuticals, it is less clear whether oral highly bioavaible applications capable of passing the gut-liver barrier can be developed in a timely and affordable way. It is also unclear whether the FDA would interfere with the introduction of the product into the U.S. marketplace. The product may meet the guidelines of a nutraceutical; it is designed with substances that occur in nature and in the human body. The FDA could choose to interfere with US applications and redefine laws. However, even if the FDA and other regulatory bodies in the U.S., Europe, and Japan interfere with a nutraceutical application, it is likely that more notoriously lenient markets would not take action if their nutraceutical safety standards are met and that the world market for an easily administered orally delivered nutraceutical is significant.

A nutraceutical makes use of natural molecules. There are examples of nutraceuticals that administer various bacteria, fungi, complex proteins, and liposome formulations where the constituent ingredients of the product are entirely natural. We feel it might be possible to develop a nutraceutical based wholly on such natural ingredients. The enzyme telomerase occurs in nature, and as well does certain protein transduction domains suitable for delivery. Telomerase is present naturally throughout the body: in small quantities in stem cells, and in larger quantities in reproductive cells. The telomerase present in these cell lines keeps our stem cells from aging too quickly, and keeps our reproductive cell lines from aging at all, since it is important for the survival of the species that the next generation not be born older than the previous.

The beneficial effects of the nutraceutical will result in improved cellular function and lead to a substantially healthier and younger body. Rejuvenated cells will naturally heal, and fight and defend against disease the way they did when young. The cells of the body are exposed and adapted to telomerase. Because of its complex, three-dimensional shape, it fits into only one intended process in the cell - and therefore, unlike small-molecule drugs, it is unlikely to cause side effects. As an important, naturally occurring molecule, researchers, who have found that induction or expression of this molecule in cells has shown no tendency to produce harmful side effects, have extensively observed it. In particular, there is no observed increased tendency towards cancer. Rejuvenated cells are many times less likely to develop cancer, which is predominantly a disease of aging. As well, a rejuvenated immune system is far more likely to catch and destroy malignant cells. The effect of telomerase is self-limiting, in that it has no effect on sufficiently lengthened telomeres -- meaning that over-application will not result in harmful effects.

(3.5) PRICING

Based on our current manufacturing capabilities it will take time to produce a sufficient quantity of cosmeceutical products to satisfy consumer demand. With a highly limited number of suppliers it will be possible to command high profit margins. The first year of production could be very restricted from a supply perspective; however, the per-treatment costs are likely to be expensive. Initial pricing may exceed $10,000 per treatment and represent a profit margin of 80%. As manufacturing capabilities improve and subsequent production costs decline, it will be possible to boost output. We hope to halve production and resale costs each year in order to reach a steady price by 2010, where per unit profits will decline, while relative margins, gross revenues, and overall supply capability will improve. We hope to produce 10,000 units (treatments) in the first year of production Year 3, and augment production to 40,000 units by the next year. By Year 2011, with the addition of new product lines, we hope to increase supply to 400,000 units per year.

We expect nutraceuticals to be ready for market production by 2011. Depending on the efficacy of these nutraceuticals, they could eventually overtake and obsolete the cosmeceutical marketplace. Due to a general supply shortage, and due to expected cost differences between the cosmeceutical and nutraceutical, we foresee parallel profit and sales growth in both markets until 2015 when the nutraceutical market might begin to take market share from cosmeceuticals. We expect a first year per treatment nutraceutical cost of $1,000. Nearly 10,000 units are projected for production. In 2013 we hope to reduce production costs and bolster production ability by adding manufacturing facilities and achieving process refinement. Subsequently we hope to reach international sales revenues of nutraceutical products of $200 million in 2016 by selling over 520,000 units.

We look forward to the release of a first line of pharmaceuticals by 2017. As a result of innovations in the manufacturing process due to the corporations experience with nutraceutical and cosmeceutical production, while administration costs are hard to predict, the production cost of pharmaceutical drugs should near $2,500 to $5,000 per unit. The cost of treatments may approach $7,500 to $12,000 per administration resulting in international gross sales of many billions each year.

(3.6) SALES STRATEGY

Cosmeceutical and pharmaceuticals applications will be initially sold and administered by beauty and health experts at established anti-aging clinics, health spas, by physicians at managed facilities, and in institutes and centers established to specialize in Telomolecular therapeutics. We believe that these products require administration by trained experts and that it is possible to distribute products effectively through these outlets. Qualified physicians and medical institutions will administer pharmaceuticals.

Anti-aging practitioners and clinics will form a channel of distribution for Telomolecular products. The American Anti-Aging Association has over 10,000 member MD's specializing in anti-aging medicine, and the field is one of the fastest growing segments of medical practice.

A year 2000 study performed by PricewaterhouseCoopers shows the health spa industry has grown. According to this study, there are about 5,700 health spas in the United States--day spas account for more than three-quarters of all spa locations. Resort/hotel spas are the second-largest group, followed by club spas, medical spas, mineral spring spas, destination spas and cruise ship spas.

There are more than 700,000 physicians in the U.S., of which approximately 300,000 are considered "general practitioners" or "family practitioners" with a combined 100,000 doctors offices.

The sale of nutraceuticals may enjoy greater flexibility in terms of distribution channels, although simultaneously they are likely to encounter greater regulatory obstacles and legal problems. Nutraceuticals are distributed through variety of specialized channels, including drug stores, health food outlets, and the Internet, as well as grocery stores and supermarkets. Functional foods by and large are distributed through the same channels as conventional foods. Indeed, functional foods manufacturers can be regarded as an alternative distribution channel for nutraceuticals.

(3.7) ANALYSIS OF FEASIBILITY

There is evidence that working cosmeceuticals, pharmaceuticals, and nutraceuticals can be developed. Although some debate the cause of aging, the telomere model can explain competitive aging models, those that are not already outdated or innacuarate. Among competitive models on aging some suggest that environmental processes, or wear and tear, causes aging. The most credible models include:

(1) Environmental damage and oxidation
(2) General wear and tear
(3) Mitochondrial mutation
(4) Viral influence
(5) Other causes

While these models may be inherently true independently, they do not account for new knowledge, consistent with current experiments that demonstrate that cell function degrades as telomeres shorten. When the cell is young it effectively repairs environmental and genetic damage very quickly. This repair function "degrades" as telomeres shorten. A young cell repairs energetically and becomes less subject to the hallmark signs of aging until its telomeres have become short and its DNA has become corrupt.

Further, these models of aging are inconsistent with the observed results of repeated laboratory experiments that demonstrate cells divide without reaching cellular senescence in the presence of active telomerase. Only the telomere model of aging, which links declining cell function to shortening telomere lengths on the chromosomes, is consistent with scientific observation in numerous types of animal and human cells - and in living tissues, such as skin tissue, grown from rejuvenated cells.

According to Michael Fossel, MD, PhD in his 1996 book, Reversing Human Aging: "As telomere lengths are restored, the pattern of gene expression in the cell changes in a manner that up-regulates protein production and general cell function: the cell then functions as a "young" cell."

Some cell lines used in telomere experiments begin, and to this day continue, to function and replicate in a young healthy manner, far in excess of traditional cell replication limits. When tissues are grown from these rejuvenated cells, (e.g. for skin transplants) the tissue that forms is young in function and structure. Other anecdotal evidence is consistent. For example, in certain age related diseases such as Progeria shortened telomeres result in rapid aging, and likewise animals cloned from adult somatic cells lack full telomeres and quickly become "old".

Figure 1 (left). - Progeria Progeric children (about 1 in 8 million births) are born with short telomeres and age at an accelerated rate. They exhibit the signs and symptoms of old age when they are still young. This malady is an example of the role telomeres play in human aging. Figure 2 (right). - Dolly the Sheep Dolly was cloned from the adult cells of her mother; she was born with short telomeres and aged prematurely.

Geneticist Richard Cawthon and colleagues at the University of Utah found shorter telomeres are associated with shorter lives. Among people older than 60, those with shorter telomeres were three times more likely to die from heart disease and eight times more likely to die from infectious disease.

Consider further that human stem cells and reproductive cells replicate in a healthy stable manner throughout the human lifespan. They energetically replicate exact copies and do not experience the same type of cellular damage understood as aging. The difference between these "immortal" cells and the rest of our body is that the "immortal" cells produce telomerase.

Figure 3. - Aging Mice Mice lacking a gene for making telomeres were found to go gray, lose hair faster, and recover less easily from the stress of surgery and chemotherapy than normal animals. They also developed tumors more often and died earlier, a team of Dana-Farber Cancer Institute (DFCI) researchers report in the March 5 Cell. Our executives and scientists feel strongly that nanoparticle or protein transduction technology can be combined with telomere related patents to counteract aging in visible ways.

As a first step we expect to demonstrate telomerization in a living mouse, and then, if successful, in larger animals (dogs, horses), then primates and finally humans. Our scientists have achieved a level of expertise in the production and binding of these novel proteins upon which to base assumptions.

By achieving the following goals the company believes it will further validate the feasibility of rejuvenating cells in a human subject:

  Fuse TERT to PTD or encapsulate in a nanoparticle to form a drug
  Produce the drug in sufficient quantity to conduct experiments
  Test and study the drug in a mouse

Our board of directors has committed a proper research budget, and with this we believe a new drug can be successfully produced. We trust that it will deliver TERT to cells in a living animal and that it is likely this will improve cell function and result in cosmetic and physical benefits. Because this process may better society in immeasurable ways, it is important that we find out what happens when telomerase is administered in human beings.

4.0 Competition

The general market in which Telomolecular operates is highly competitive. The niche in which Telomolecular competes is narrow and limited to only several entities. This section of the Business Plan describes competitive advantages Telomolecular Corp. maintains over its competition and outlines and enumerates the names and nature of those competitors.

(4.1) DESCRIPTION OF EXISTING AND POTENTIAL COMPETITORS

Confidential Company

Telomolecular CEO Mr. Matthew A. Sarad was a cofounder and primary financier of Confidential Company. Confidential Company has a variety of well-known scientists working on its advisory board including Dr. Confidential Name, Dr. Confidential Name the founder of Geron Corp., and author Dr. Confidential Name. Confidential Company is presently under-funded and lacks adequate access to capital.

Geron Corp.

Geron is focused on developing and commercializing therapeutic and diagnostic products for cancer based on telomerase technology, and cell-based therapeutics using our human embryonic stem cell technology. They have also contributed sums to the development of anti-aging therapeutics. Geron Corp. makes for a logical competitor. http://www.geron.com

MP Biomedicals

MP Biomedicals produces a specialty reagent for DNA and gene transfection and protein delivery into living cells. Both systems are based on a novel lipid delivery reagent. The GeneChauffeur displays high transfection efficiencies in many types of mammalian cells, including those that have proven difficult to transfect. It is gentle on cells and does not require use of a serum-free environment. The NeuroShuttle reagent has been optimized for use with neuronal cells. Telomolecular management believes that this system is still considerably less efficient, and years behind that of our own. http://www.mpbio.com

Sierra Sciences

Sierra Sciences, Inc. (SSI) is an early stage biotechnology company (Founded 1999) whose long-term goal is to develop drugs and therapies that will cure and prevent human diseases associated with aging. Telomolecular management believes that without protein transduction Sierra Sciences fail to meet its goals. littp://www.sierrasei.com

Traditional Gene Therapy

Traditional gene therapy operations pose a competitive possibility. One of these labs could begin the development of protein transduction based telomerase studies. Among the most probable competitors is:

  Abgenix (CA, U.S.A.)
  Affimetrix (CA, U.S.A.)
  Affitech (Oslo, Norway)
  Alkermes (MA, U.S.A.)
  Amgen (CA, U.S.A.)
  Applied Molecular
  Evolution, Inc. (CA, U.S.A.)
  Arcadia Biosciences (Telomolecular, AZ)
  Aptageen (VA, U.S.A.)
  ArQule(MA, U.S.A.) (Combinatorial Chemistry)
  Athersys, Inc. (OH, Synthetic Human MicroChromosomes (SMC)
  Aurora Biosciences (CA, U.S.A.) (Combinatorial Chemistry)
  Avant Immunotherapeutics (MA, U.S.A.)
  Avigen, Inc. (CA, U.S.A.)
  Axaron Bioscience (Heidelberg, Germany)
  BASF - LYNX Bioscience (Heidelberg, Germany)
  Blue Heron Biotechnology (Bothell, WA, U.S.A.)
  Celera (A PE Corporation Business - MD, U.S.A.) (Panning for genes)
  Cellectis (France)
  Cell Genesis, Inc. (CA, U.S.A.)
  CEPHEID (Sunnyvale, CA, USA)
  Chiron Technologies Corp.- Gene Therapy (CA, U.S.A.)
  Clonaid
  Corgentech (CA, U.S.A.) www.corgentech.com
  CropDesign (Ghent, Belgium) - to design new plants
  Cytokinetics (CA, U.S.A.) www.cytokinetics.com
  Diversa (CA, U.S.A.) www.diversa.com
  DNAPrint genomics, Inc. (Sarasota, FL, U.S.A.) - Fenomics www.dnaprint.com
  Epidauros (Bernried, Germany)
  Epigenomics (Berlin, Germany)
  Exelexis (CA, U.S.A.) Functional genomics
  Galapagos Genomics (Mechelen, Belgium)
  Galileo Genomics (Quebec, Canada)
  Gemini Genomics (Cambridge, UK) www.gemini-genomics.com

  Gencell (division of Rhone - Poulenc Rorer U.S.A.)
  GeneMedicine, Inc. (now part of Valentis, Inc.)(TX, U.S.A.)
  GenVec, Inc. (MD, U.S.A.)
  Genethon (Paris, France)
  Gene Logic (Gaithersburg, MD, U.S.A.)
  Gene Therapy (MD, U.S.A.)
  Genentech (CA, U.S.A.
  Genetic Therapy Inc. (MD, U.S.A.)
  GenVec (MD, U.S.A.)
  Genetic Therapies (a subsidiary of Novartis Pharmaceuticals, Inc.)
  Genomics One Corporation (Laval, Quebec, Canada)
  Genopol [Bioindustrial Park at Evry (Paris)] [Companies: Genoscope, Genethon, Genset (Paris), Infobiogen, Neutotech, Rhone-Poulenc Rorer (Paris) Genomic Department]
  Genovo (PA, U.S.A.)
  GlaxoWellcome Research and Development Limited (Stevenage, UK)
  Human Genome Sciences (MD, U.S.A.) (Panning for genes) (What genes do?)
  Icagen (NC, U.S.A.) www.icagen.com
  Incyte Genomics, Inc. (CA, U.S.A.)
  Ingenium Pharmaceuticals (Martinsried, Germany)
  Inhale Therapeutic Systems (Palo Alto, CA, U.S.A.)
  Interleukin Genetics (Waltham, Massachusetts, U.S.A.)
  Introgen Therapeutics, Inc. (TX, U.S.A.)
  Kinetek Pharmaceuticals, Inc. (Vancuver, Canada)
  Lexicon Genetics (Woodlands, TX, U.S.A.) (What genes do?) Functional genomics
  Lynkeus BioTech (Wurzburg, Germany)
  Genaissance Pharmaceuticals, Inc. (New Haven, Conn., U.S.A.)
  Vertex Pharmaceuticals, Inc. (MA, U.S.A. - Oxfordshire, UK)
  Vical, Inc. (CA, U.S.A.)

  Maxygen, Inc. (CA, U.S.A.) www.maxygen.com
  MediGene AG Germany)
  Megabios Corp. (CA, U.S.A.)
  Merck (Whitehouse Station, NJ, U.S.A.)
  Millennium Pharmaceuticals (MA, U.S.A.) (What genes do?)
  Novartis Pharmaceuticals (NJ, U.S.A.)
  Parke-Davis Pharmaceutical Research (a division of Warner-Lambert Co.) (MI, U.S.A.)
  PE Biosystems (CA, USA)
  Pfizer Central Research (Sandwich, Kent, UK)
  Pharmacia Biotechnology (Piscataway, NJ, U.S.A.)
  Pharmacopeia (NJ, U.S.A.) (Combinatorial Chemistry)
  PROCREA Biosciences (Ville Mont-Royal, Canada)
  Prolifix (UK)
  Protein Design Labs. CA, USA)
  Qbiogene (Canada)
  Renovis (CA, U.S.A.) www.renovis.com Ri boTargets (UK)
  Rosetta Inpharmatics (Kirkland, WA, U.S.A.) www.rii.com
  Sangamo (Richmond, CA, U.S.A.) www.sangamo.com - Transcription factors for regulation of genes
  Signalgene (Montreal, Canada)
  Signature Bioscience (CA, U.S.A.) http://www.signaturebio.com
  Syrrx (CA, U.S.A.) http://www.syrrx.com
  SyStemix, Inc.
  Targeted Genetics Corp. (WA, U.S.A.)
  Transgene (France)
  Valentis, Inc. (CA, U.S.A.)
  Valian Venture Ltd., InsuraClone, ClonaPet) - Vascular Genetics, Inc.

Traditional Cosmeceuticals

Companies that produce traditional cosmetic products, particularly those companies with emphasis on anti-aging products and skin creams represent an indirect source of competition. It is unlikely that traditional cosmeceuticals represents a genuine competitive threat. Telomere therapy is likely to obsolete traditional cosmeceuticals in this genre. Many of these presently megalithic companies may cease to operate or may be considerably impacted by the introduction of Telomolecular Corp. products. Telomolecular intends to partner with one major cosmetic company to improve distribution and access to the market.

We view the following brand names and manufacturers as competitors:

  Estee Lauder Companies (NYSE: EL)
  Del Laboratories
  Revlon
  Covergirl
  Prescriptives
  Avon (NYSE:AVP)
  Clinique
  Revlon (NYSE:REV)
  Lancome
  L'Oreal
  Clarins
  Dior
  BeneFit
  Bonne Bell
  Ann Sul Beauty
  Paula Begoun: Biotherm
  BeautiControl
  Cosmeceuticals
  Borgheseic
  Merle Norman Cosmeceuticals
  Manic Pan
  Pfeiffer
  Loren Beautifiers
  DPT Laboratories, Ltd.
  Pantina Cosmeceuticals, Inc.
  Sanoflore
  Top Fashion Industrial Co.

  Giorgio Armani Cosmeceuticals
  Mary Kay (19)
  MAC Cosmeceuticals
  Marlene Klein Cosmeceuticals
  Elizabeth Arden
  Bobbi Brown Cosmeceuticals
  Sacha Cosmeceuticals [SPONSOR]
  Maybelline
  Helena Rubinstein
  La Prairie
  Urban Decay
  Lipfinity
  Tony & Tina Shiseido Company, Ltd.
  I-Iman.com
  Stila Cosmeceuticals
  Nuxe
  Jane Cosmeceuticals
  Bocchi Laboratories
  Sophim
  Meepo Brushes Ltd.
  Jericho Bath Salts, Ltd.
  Topfine Corporation
  Institute of Natural & Modern Cosmotech
  Libby Laboratories
  Meidi Cosmeceuticals

  Acospack Le Groupe Sollab-Cobourg (AMEX: DLI)
  Ltd. Commercial Agencies
  Pioneer Cosmeceuticals
  Co.,Ltd
  Asia Cho Chuang
  Sarah Cosmeceuticals
  Unicosmo
  Ever Rich Fountain Co.
  Biokolor Italia
  Ni Hau Cosmeceuticals
  Rich Shih's Enterprises Co., Ltd.
  American International Industries
  Bounaud S.A.
  Jordane Cosmeceuticals
  PN Gerolymatos S.A.
  ADM Tronics Unlimited
  Qosmedix
  Campo Research
  Cho Chuang Industrial Co.

Plastic Surgery

Plastic surgery is a form of competition as an existing cosmetic procedure. Plastic surgery is a consumer-driven and medical surgery industry. However, it seems an obviously less 6 preferable alternative to our products and does not represent a serious form of competition.

4.2.1 Patents and Intellectual Property Telomolecular intends to secure exclusive licenses and options to important patents and other intellectual property rights in the field of protein transduction and or nanoparticles and telomere production. This intellectual property covers certain novel protein transduction domains; technology for significantly enhancing transduction rates and the biological effectiveness of transduced molecules; and technology for improving the production of therapeutic grade fusion proteins. Our company intends to control patents that have been demonstrated to allow the delivery of large molecules to cells throughout a living organism.

4.2.2 Approach Our peers, such as Geron Corp., MIT, and a number of other institutions and corporations, have made efforts in the emerging telomere therapy field. Our competitors have used viral delivery methods (gene therapy) and primitive versions of Protein Transduction technology. These efforts have been successful in vitro, but ineffective and impractical in living organisms. Present viral delivery processes are ineffective and dangerous, with serious unintended side effects ranging from induced cancers to deadly immune responses. The Telomolecular approach solves the delivery problem. To our knowledge, Telomolecular is one of only two companies pursuing the use of advanced protein transduction techniques in telomere therapy.

4.2.3 Sustainability Our management believes we are years ahead of our closest competitor in the application of "protein transduction" technologies, and that Telomolecular is in a position to control the most important patents and intellectual properties in this field. We believe that our products will maintain an inherent superiority based on the monopolization of the best and most efficient protein transduction patents.

4.2.5 Expertise The Corporation's scientists are leaders in the industry. We believe we can maintain and further our expertise and dominate the talent pool in this narrow field.

4.2.6 First to Market Being the first to market will confer certain cash and market penetration advantages. Our ability to create a wide and recognized distribution network is enhanced by early market entry, and furthermore, our products may enjoy a "consumer confidence" and trust conferred often to the first product in a medicinal marketplace.

5.0 Operating Procedures

(5.1) BUSINESS STRUCTURE, STRATEGY, AND RISK MANAGEMENT

The following section outlines business structure, operational strategies and risk management techniques the company believes will create efficient conditions for profit growth.

5.1.1 Business Structure

5.1.1.1 Offices

Presently Telomolecular intends to lease and operate headquarters in Sacramento California. Investor Relations matters may be directed to 3127 Fite Circle, Ste D., Rancho Cordova, CA 95827.

5.1.2 Management Structure

Telomolecular will be managed by the CEO who will develop partnerships, provide strategic planning and internal control, provide guidance and standards, and report all activities to shareholders and principals. The CEO intends to hire and staff the company with the material high-level managers and personnel. Telomolecular will supervise the development and testing process under the direction of a Chief Science Officer experienced in telomere science and telomere science lab procedures. The Corporation's work will be generally overseen and carried out by the CSO who will report to the CEO. This officer will coordinate the direction of research development and delegate responsibilities among scientists and research staff. In addition, the company has established exclusive collaborations with key research groups and biotechnology companies that are leaders in their relevant fields that have the expertise and facilities to undertake required contracted development work. The Corporation's Scientific Advisory Board will contribute patents, intellectual property, research and labor. The capacity in which they work may depend in part upon the agreements and conditions of their existing research institutions. A Chief Financial Officer will oversee financial accounting, reporting, and transparency. Investor Relations will be managed chiefly by The President of Investor Relations, and specifically by an investment bank hired to lead the project's fundraising efforts. The Corporation's Executive Advisory Board will contribute management input and aid the company in developing important industry contacts and partnerships. The Companies Board of Directors, once formed, will be responsible for overseeing certain high-level activities of the company as outlined in its Bylaws.

5.1.3 Operational Strategy

5.1.3.1 Use Of Revenues

Telomolecular is following a strategy of developing early, significant revenue from cosmeceutical, nutraceutical and veterinary applications. Early revenues from the cosmetic applications will be used for the expansion of cosmeceutical production, for the development of nutraceutical and pharmaceutical applications.

5.1.3.2 Form Industry Relationships

We plan to develop relationships with leading industry partners in the cosmeceutical, nutraceutical and, at a later date, pharmaceutical industries. The Corporation's managers experienced developing Level 1 relationships with high-caliber enterprises.

5.1.3.3 Acquire competitive technologies

We intend to monopolize intellectual property in as much as it is possible, by investing resources into the identification of new molecules, procedures and technologies that could be used as a source of competition, by licensing complementary or competing technologies and by acquiring competitive technologies and companies.

5.1.3.4 Equipment

The Company intends to use its own equipment to operate the company including the necessary lab equipment, software, computers and production equipment. Where advisable and economical, the company plans to contract for available services and equipment through third party suppliers, in order to minimize early capital requirements.

5.1.3.5 Planning and Policy

In order to achieve objectives Telomolecular management sets formal goals and creates detailed action plans for achieving those goals. Dates are set by which goals should be accomplished. Plans and goals are reassessed and revised on a regular basis, responsibilities are allocated, and contingency plans are drafted. We determine whether goals have been satisfactorily met, exceeded, or not met. This process starts by setting dates to review goals, then comparing success against set milestones and reporting to investors and employees the company's progress. Measuring success leads to the revision of goals. Policymaking is another component of the planning and policy process important in organizing and systematizing the company. We believe it vital to continually analyze the structure of the company, build repeatable sales and marketing principles for chain of command execution, and monitor and develop bylaws and implemental best practices.

5.1.3.6 Form Board of Directors

Telomolecular is presently forming a Board of Directors to provide additionally experienced guidance and expertise. We consider this a necessary pursuit in establishing an efficient, transparent, and well-run company.

5.1.3.7 Accounting and Reports

The Company intends to furnish its shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

5.1.4 Risk Management

5.1.4.1 Regulatory Risks

In Canada, cosmeceuticals must be registered within 30 days of commencement of sales. In the US, registration of cosmeceuticals is largely voluntary. Certain ingredients are proscribed, and the cosmetic ingredients must be safe for use. It is up to the manufacturer to test for safety and efficacy.

Benefit claims for such products are restricted to cosmetic claims, which most people are familiar with from general media advertising of cosmeceuticals - e.g. using Telomolecular technology in a skin cream that makes cosmetic claims only: more youthful, healthier skin appearance. Medical claims for a cosmeceutical require a DIN number (Drug Identification Number), which is obtained only upon further testing and regulatory approvals.

Telomolecular is in discussions with an established Canadian developer, manufacturer, and international distributor of cosmetic and nutraceutical products to both the retail and practitioner markets. Subject to final license negotiations, it is planned that product development, testing and first manufacturing will be carried out as a licensed collaboration with this firm. There are numerous precedents of internationally registered cosmetic ingredients similar in general nature to the enzymes used in the Telomolecular technology. In the opinion of Telomolecular management and its advisors from the industry, Telomolecular will be able to market cosmetic and nutraceutical products based upon the Telomolecular technology. There is no guarantee the FDA, or other world regulatory bodies, will approve our pharmaceutical New Drug Application. A failure to receive approval would result in considerable losses to the company and would restrict the markets and market size in which the company may operate. We believe, that in the even the FDA does not approve our drugs, that there are many markets around the world that will.

5.1.4.2 Feasibility Risk

This Confidential Business Plan includes certain statements, estimates, forecasts and projections provided by Telomolecular in respect to the anticipated future performance of Telomolecular. Such statements, estimates and forecasts reflect various assumptions made by Telomolecular concerning anticipated results, which assumptions may or may not prove to be correct. While the management of Telomolecular believes that there is a strong experimental and scientific basis for the proposed technology, and although independent science reviews have been obtained to support that belief, the Telomolecular technology has not yet been demonstrated in a living organism. If Telomolecular is proven wrong, the funds raised through this offering could be lost in part or in entirety.

5.1.4.3 Cancer Risk

There has been some scientific speculation, particularly on the Internet, that telomere therapy might cause cancer. Researchers have extensively investigated this question experimentally and it has been shown that telomerase does not make cells more likely to become cancerous. Rather the reverse is true, cancer is a disease of aging: a 75 year old is 100 times more likely to develop cancer than is an 18 year old. Shortening telomeres slow down the production of key proteins and repair processes needed for accurate copying of the chromosomes during cell division. Older cells with short telomeres are many times more likely to make cancer-causing errors in during cell division, and are less likely to detect or repair the error. In telomerized cells cancer has never been observed. New reports out of the University of Southwestern UT show that telomeres must become critically short before cancer may evolve. Telomere therapy therefore decreases the risk of cancer. However, in pre-cancerous cells, telomerase might increase cancer risks. We believe that new innovations in cancer silencing can be packaged with our products to address this possibility.

6.0 Financial Data

(6.1) FINANCIAL GOALS

As a long-term financial goal the company seeks to enter the major international markets of U.S., Europe, Asia and other important territories by year 2011 achieving a combined yearly revenue stream of approximately $800 million U.S. with slightly less than 45% of gross revenues representing pre-tax profit. Management recognizes the aggressiveness of this goal, but after discussion with industry experts and market consultants, the conclusion of all parties was that world demand and supply capabilities support these figures.

(6.2) PROJECTIONS

In 2005 we project running a deficit of $3,875,000. We expect to increase this net deficit in the following year to $9,755,000 by incurring a loss of $5,900,000 in 2006. In year 2007 we expect to enjoy gross revenues of $100,000,000 by producing and selling 1,000 cosmeceutical units in the commencement of bona fide commercial sales. We also expect in this year to take the company public on the OTCBB at a market capitalization of near $350,000,000. We expect to realize a pre-tax net profit of $32,550,000 in profit after expenses. Profit will be attributable to the sale of cosmetic applications to health spas and physician treatment centers. We expect total sales to be limited by difficult supply conditions rather than by demand parameters. As we are able to improve production processes and increase the number of production plants, we expect to see substantially improved profit and profit margins. The first 5 years of operation will hold exponential growth, where operations improve both in efficiency and scale. New markets will be added on a consistent basis. In 2009 we anticipate the first full year of sales of nutraceutical projects, augmenting profit and profit margins by approximately 25%. By the year 2011 we anticipate gross revenues of no less than $800,000,000 reflecting a net profit after taxes of $400,000,000. The distribution and sales of goods will have an international focus. We expect to see world market saturation sometime between Y 2017 to Y 2025 at which time, in conjunction with probable competition, revenue growth may stabilize.

(6.3) USE OF FUNDS

The following chart represents the Use of Funds from our finance efforts.

Breakdown of Salaries

R&D related
a CSO                                  $ 100,000
R&D Personnel                     $ 420,000        $ 1,050,000
Salary cost per R&D man-yr $ 100,000        $ 100,000
Number of R&D personnel           4               10

Admin Salaries
a CEO                                  $ 200,000           220,000
b EVP                                    140,000            180,000
c CFO                                    140,000            150,000
------------------------------------------------------------
e Future              120,000        480,000            670,000

Notes:

1. Twelve Month Period - Telomolecular expects to reach its first major milestone, cosmeceutical results on the skin of living mice, within 6 to 12 months. This budget provides funding for a full 12 months. The Minimum operating capital required to reach this goal is the escrow amount $3,000,000. The Maximum amount is the full $6,000,000 amount of the offering.

2. Costs of the offering - Up to 10% fees paid on funds raised, plus $50K is budgeted for producing information materials etc.

3. Contract R&D - Development and optimization of proteins, liposomes, transduction domains, etc. for Telomolecular products and processes. Contract R&D with third parties and Telomolecular Biomolecular Ltd.

4. Capital equipment - lab equipment, computers, software.

5. Personnel - Researchers, bio-technicians, staff, plus benefits.

6. Lab Space - Biotechnology lab space, (sealed floors, one-pass ventilation, incubator hoods, etc), associated office space, utilities and maintenance. Further development of the Telomolecular applications will require substantial additional funding, which may not be available on terms acceptable to Telomolecular or at all. (See Section title - "Risk Factors")

(6.4) DESCRIPTION OF USE OF FUNDS

*** Assumes active investment.

The production scale-up for the cosmetic application is modular and will require approximately US $250,000 in capital investment per bioreactor production module. Telomolecular plans to raise capital for cosmetic production expansion by a combination of its board of directors, equity offerings, debt instruments and licensing production facilities capitalized by investment groups. This capital will be raised based upon the immediate revenue generating capabilities of the production facilities.

Some of the company's primary goals can be achieved on a relatively small budget (under $300,000 U.S.); in particular the formulation of a generally deliverable TERT based pharmaceutical product and an initial safety and efficacy study in transgenic mice. However, the development of "specific" applications that work in highly targeted ways, for treatment of particular diseases, will require considerable financial resources, necessitate the purchase of equipment and require hiring of more personnel. Expanded VP? studies, drug applications, and potentially commercialization and marketing efforts will require even further finance. The Use of Funds from this offering, assuming maximum capitalization, can be described as:

Costs of Financing $650,000
In addition to a discretionary sum of $50,000 for the production of documents and marketing materials, as an incentive to sale, a commission of up to 10% may be paid to any broker, agent or officer of the company who sells the Corporations stock in a planned private offering.

Legal and Accounting -$375,000
$60,000 has been allocated to cover legal costs. There will be complex licensing, liability, patent, and intellectual property rights matters to manage. Legal counsel must issue patent reviews, patentability reports, accounting services and advice.

Research and Development - $3,610,000
Research and development involves the full scope of activities required to complete an in vivo mouse experiment. Knowledgeable labs and their managers have helped Telomolecular formulate its' estimates based on best guesses and a thorough knowledge of the equipment and manpower required.

Administration - $950,000
We have allocated $950,000 to cover the salaries of management, advisory board members, and support staff. In addition to any licensing agreements and royalties we intend to pay our advisory board members, those who may accept such remuneration, for serving on our advisory board and making contributions. We expect the Board to provide valuable input and guidance. As such, we intend to pay scientific and executive advisory board members for their time at meetings and to provide a well-catered and accommodating meeting environment appropriate for very important persons.

Discretionary - $100,000
We have allocated $100,000 to discretionary uses.

IP License payouts - $80,000
These payments are due to the licensors of patents and technology.

Reserve - $235,000
A reserve of $235,000 has been established. Use of Funds Notes

1) Grants - The company may apply for grants available through programs such as IRAP (Industrial Research Assistance Program), however no grant funds are presumed to be received during this period.

2) Tax Credits - The company is eligible to apply for certain Scientific Research and Experimental Development (SR&ED) tax credits, which may return up to 40% of the company's expenditures on qualifying research and development. To receive these credits requires qualifying interviews with Canada Revenue and Customs, and it can take a year or more after filing tax returns to receive the credits, therefore these anticipated credits are not included in the budget for this period.

3) Interest on Reserve - Estimated interest collected on reserve funds.

4) Funding Fees - Fees payable to intermediaries for raising equity funds are estimated not to exceed 10% of the offering.

5) IP Licenses - Funds budgeted to pay up-front fees to patents licenses from other parties.

6) R&D Capital Expenses - Equipment, computers and associated hardware and software. In order to minimize start-up time and costs, Telomolecular will contract out for initial laboratory, testing and production services.

7) Scientific Advisory Board - Fees and travel expenses for three of the five members of the Telomolecular Scientific advisory board. The services of the other two members of the SAB, the CTO and the Head Scientist are expensed under "Telomolecular R&D Personnel".

8) Telomolecular R&D Personnel - Chief Technology Officer - Doug Coyle, President and CEO will serve as Chief Technology Officer. Head Scientist: Annual contract $50,000 per year for approximately 10% of work time.

9) Contract R&D - Estimates for contract services for: cell line engineering; protein production and purification; protein transduction Processing; liposome processing; cosmetic testing and approvals.

10) Administrative Personnel - CEO (approximately 30% of Doug Coyle's time, balance as CTO).

11) Reserve - Budgetary reserve allocated for unanticipated expenditures or delays.

12) Assumptions and Risk Factors - This Confidential Offering Business Plan includes certain statements, estimates, forecasts and projections provided by Telomolecular in respect to the anticipated future performance of Telomolecular. Such statements, estimates and forecasts reflect various assumptions made by Telomolecular concerning anticipated results, which assumptions may or may not prove to be correct. (See Section 22 - "Risk Factors")

(6.5) MILESTONES The following milestones should be achieved with the proceeds of this offering. Milestones for Year L- (1) Development of a liposome or nanoparticle drug (2) Demonstration of telomerization in a living mouse. Note that telomerization of cells can be measured in a number of ways, including a direct measurement of telomere length. (3) Formulation of a cosmetic skin application

(6.6) SUSTAINABILITY Based upon discussions with Telomolecular staff and collaborators, the funds allocated to carry out the required technology demonstration program are satisfactory over a sixteenmonth period. In addition to the $6 million raised from a possible offering additional funding will be sought for demonstration and further development of the technology in larger animals (e.g. dogs, cats, horses, primates) and eventually for human clinical trials, and for the production, packaging, and distribution of product. There is a risk that additional funding will not be available on favorable terms or at all. This could result in (i) excessive dilution to investors, or (ii) the failure of this venture. If we are unable to raise money outside of this offering from active investors "our board members" it could impact the company's ability to grow, but the initial $6 million should satisfactorily pay for the important in vivo experiments that will prove the product. Telomolecular will assess continuing capitalization efforts in mid 2006.

(6.7) CAPITALIZATION Telomolecular Corp.s principals intend to contribute millions of dollars to the development of the parent corporation and the securitization of intellectual property, patents, and scientific collaborators. 504 Bank intends to contribute to the development of marketing materials, websites, and consulting advice on legal and practical business matters.

(6.9) BREAKEVEN POINT Projections mark Month 6 of Year 3 of operations as the breakeven point.

(6.10) DEBTS AND OBLIGATIONS The company has no debts or obligations.

(6.12) OWNERSHIP INTERESTS As of the date March 1 2005 Telomolecular Corp has not determined the ownership structure. Primarily, the company will belong to its 4 primary executive officers with approximately 26% reserved for sale.

(6.13) 7-YEAR PROFORMA FINANCIAL SUMMARY

(6.14) FINANCIAL ASSUMPTIONS The Corporation believes it will take time to produce a sufficient quantity of cosmetic products to satisfy consumer demand. As one of the only suppliers of goods it will be possible to command high profit margins. The first year of production could be very limited from a supply perspective; however, the per-treatment costs are likely to be expensive. Initial pricing may exceed $10,000 per treatment and represent a profit margin of 50%. As manufacturing capabilities improve and subsequent production costs decline, it will be possible to boost output. We hope to halve production costs each year in order to reach a steady price by 2010, whereupon per unit profits will decline, while relative margins, gross revenues, and the overall supply capability will improve. We project the production and sale of 10,000 units in Y 2007 in paid trials, and an augmentation to 40,000 produced and sold units in Y 2008 as the first bona fide year of production and sale. We hope to boost production to 125,000 units in Year 3 of production noting also in this year the commencement of nutraceutical sales. By Year 5 of production we hope to increase supply to 620,000 units per year.

*** Protein production experts have been consulted.

We expect to see the emergence of competition in 2015, but we hope to maintain a considerable cost savings over what will be new production processes for them with products that may be less effective. In the event that alternative protein transduction strategies can be engineered, market saturation might be expected to occur by 2030. We intend to keep profit margins at near 70%. Understanding price curves will become more apparent as price modifications are made in respect to decreased production costs. In later years price curve data can be used to predict demand and supply and set pricing.

Upon the commencement of the production and sale of products we expect our Research and Development budget to reflect approximately 7% of Gross Revenues. We expect to spend approximately 5% of gross revenues on the marketing and advertising of products. We expect to spend approximately .5% on the non-production costs of sales, particularly as it relates to the costs of distribution. Licensing and royalties can be expected to reflect 10% of gross revenues while corporate salaries and infrastructure can be expected to represent 3% of gross revenues. While we view the growth of emerging countries as a variable to consider, we expect to treat our sales process as an "international" effort defined largely by the purchase of goods by America and Europe. We expect many of our existing supply chains to be entrenched in important foreign territories. We do not intend at this time to understand the specific growth variables from region to region that are expected to change our demographic understanding of sales, such as the projected growth of Asia markets.

(6.15) EXIT STRATEGY

Telomolecular intends to become a publicly traded company. IPO specialists have been retained and will help the company meet the many milestones to trading on the OTCBB and eventually the NASDAQ Small Cap either through a reverse merger or by qualification. Our target date is June of 2007 on the OTCBB and in or around June of 2009 for a NASDAQ listing.

Net Tangible Assets

The primary approach to listing will focus on the collection of $4 million in tangible assets for this purpose. Primarily real estate and other assets held in the trusts. 504 Bank and it partners have agreed to help Telomolecular Corp achieve net tangible assets by tapping its investor members for asset contributions for this purpose. This is a sensible use of assets for our investors. The only condition in which they are signed over to the company is in the event of an eminent IPO. They are naturally collateralized by the event of the IPO and the resulting liquidity. We need tangible assets. Before the IPO, there is no condition in which the collateral would be "at risk".

Shareholder Requirements

300 Shareholders are required for an IPO. Our investment banking partners have significant experience generating similar volumes of shareholders in private placements and roudshows. They believe based on past experiences that this is an ideal project for generating the necessary number of shareholders to go public.

Public Float

Public float is simply the number of shares that must be made available for public consumption, which Telomolecular Inc. can comply with.

Adoption of Corporate Governance Requirements

A summary of the corporate governance requirements for companies listed on The NASDAQ Small Cap Market is presented below. Details regarding these requirements will be forth coming.

  Distribution of annual and interim reports
  A minimum of two independent directors
  An audit committee, a majority of which are independent directors
  An annual shareholder meeting
  Quorum requirement
  Solicitation of proxies
  Review of conflicts of interest
  Shareholder approval for certain corporate actions
  Voting Rights

(7.7) DIVIDENDS

If Telomolecular is unable to conduct a public offering, and is unable to sell more than 35% of the company within 36 months, and is unable to convert its stock to a "liquid" stock through merger or acquisition within 36 months, the company will implement a dividend policy based on 1/8th biannual profits. The amount and structure of dividends is subject to change for any reason as determined by the company's Board of Directors. Of profits distributed, Shareholders shall receive a 1% dividend for every 1% of the company's outstanding stock they control.

Exhibit A GLOSSARY

The following is an explanation of terms used in the science review and elsewhere in the Offering Business Plan. These explanations are not intended as full technical definitions, but should be helpful for the average reader:

cDNAs - Copy DNA - The genetic instructions used to get a cell to become a factory for a desired molecule. Enzyme - A protein substance produced in living cells, that influences a chemical reaction within a plant or animal without being changed itself; a biologic catalyst. Telomerase is an enzyme.

In vitro - In glass - Experiments done in the laboratory or equivalent, outside a living body.

In vivo - In a living organism - Experiments done in a living body.

Fusion Molecule - One or more molecules joined or fused together by chemical bonds.

Gene Therapy - Treatment that modifies the genes within a cell, such as the treatment of a genetic disorder by replacing a defective gene on a chromosome with a normal one.

Knockout Mice - Mice that have had the gene for producing one particular protein "knocked out" or deleted from their chromosomes, in this case, the gene for expressing TERT. These mice are used to model genetic diseases that are caused by a particular damaged or missing gene; or as a controlled method to observe the function of a particular protein, such as TERT.

Murine - Mouse.

Protein - One of the key molecules of life, a protein is made up of a long chain of smaller molecules called amino acids. Different sequences of the 20 different amino acids make for millions of different proteins, each with different 3-dimensional shapes and uniquely different functions (structural, enzymatic, mechanical, messaging, etc).

PTD - Protein Transduction Domain - A small protein with the ability to transport other proteins or other molecules through cell membranes.

Senescence - Aging. The fact or condition of growing old. Cellular senescence (Cell Aging) - The observed change in patterns of gene expression, and the related decline in function, seen with each generation of cell division of an organism's (for example: a human's) body cells. Organism senescence (Organism Aging) - The observed change in organ and tissue function, and the related decline in overall organism function, roughly correlating with time since birth, but more exactly correlating with the average number of cell divisions that have occurred in specific tissues since conception.

TAT - A PTD encoded for by the HIV genome.

Telomerase - A catalytic protein enzyme that has the capacity to extend or rebuild the telomeres located at the ends of the chromosomes within a cell (telomerization).

Telomerization - The process of re-extending telomere structures that have been shortened by repeated cell divisions. The naturally occurring enzyme Telomerase, the formation of which is in turn triggered by TERT, carries out this process.

TERT - Telomerase Reverse Transcriptase - A portion of the larger Telomerase enzyme, TERT is a catalytic protein molecule that triggers the formation of telomerase and telomerization (re-extension of the telomeres).
hTERT - Human TERT molecule.
mTERT - Mouse TERT molecule.

TERT Analogue - A molecular enzyme that is a functional equivalent to TERT but is not identical to TERT.